Form 10KSB, Exhibit 13
period 1997-03-31
MITY LITE INC
filed 1997-06-11
CIK 921030

                                  EXHIBIT 13
                        ANNUAL REPORT TO SHAREHOLDERS
            (Including only those items incorporated by reference)

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal years ended March 31, 1996 and 1997 and the balance sheet data at March 31, 1996 and 1997 are derived from, and should be read in conjunction with the audited Financial Statements included elsewhere herein. The statement of income data set forth below with respect to the fiscal year ended March 31, 1995 and the balance sheet at March 31, 1995 are derived from audited financial statements not included in this Annual Report to Shareholders.

STATEMENTS OF INCOME DATA

Fiscal Year Ended March 31,
---------------------------------------------------------------------------
                                                 1995      1996      1997
---------------------------------------------------------------------------
                                      (in thousands, except per share data)
Net sales                                      $13,029   $15,383   $18,680
Cost of products sold                            7,669     9,125    10,921
---------------------------------------------------------------------------
Gross profit                                     5,360     6,258     7,759

Expenses:
  Selling                                        1,982     2,194     2,969
  General and administrative                       601       707       865
  Research and development                         392       511       375
  Expenses related to potential acquisitions      --         128      --
---------------------------------------------------------------------------
Income from operations                           2,385     2,718     3,550
Interest and other, net                            116       219       339
---------------------------------------------------------------------------
Income before provision for income taxes         2,501     2,937     3,889
Provision and pro forma provision for
  income taxes, including $766,000 of
  actual tax expense and a reduction of
  $144,000 for the cumulative effect of
  change in tax status for the year ended
  March 31, 1995(1)                                773     1,009     1,404
---------------------------------------------------------------------------
Net income and pro forma net income             $1,728    $1,928    $2,485
===========================================================================

Net income and pro forma net income
  per share                                      $0.55     $0.60     $0.76
===========================================================================

Weighted average common and common
  equivalent shares                          3,143,308 3,235,061 3,279,335
===========================================================================

BALANCE SHEET DATA

March 31,
---------------------------------------------------------------------------
                                                 1995      1996      1997
---------------------------------------------------------------------------
                                                             (in thousands)

Total assets                                    $9,090   $11,321   $14,251
Working capital                                  6,863     8,918     9,441
Current portion of long-term debt                 --        --        --
Long-term debt less current portion               --        --        --
Stockholders' equity                             8,167    10,231    12,933

--------------------------
(1) From April 1, 1988 through April 30, 1994, the Company elected to be treated as an S Corporation under the provisions of the Internal
    Revenue Code and was not subject to federal or state income taxes. The amount for 1995 reflects a pro forma tax provision. To allow comparisons with C Corporations, the Company has used a pro forma tax rate of 36.7 percent, excluding the cumulative effect of change in tax status described below, to compute its pro forma provision for income taxes. Concurrent with the termination of its S Corporation status, the Company was required to establish deferred taxes according to the provisions of SFAS No. 109 "Accounting for Income Taxes." Under the liability method prescribed by SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company recognized this cumulative effect of change in tax status by recording a net deferred tax asset for existing temporary differences in the amount of $144,000. The resulting adjustment was recorded as an income tax benefit for the year ended March 31, 1995.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS


GENERAL

     The Company designs, manufactures and markets lightweight, durable, folding leg tables, stacking chairs, and other related products used in multi-purpose rooms of educational, recreational, hotel and hospitality, government, office, health care, religious and other public assembly facilities. Historically, the Company's growth has come from an expanding base of new customers and from increasing sales to existing customers. The Company's current and future growth is largely dependent upon its ability to continue increasing table sales to new and existing customers and its ability to successfully introduce and market new product lines of multi-purpose room furniture such as folding and stacking chairs, staging, flooring, partitions, podiums, risers and bench seating. The Company anticipates that over the next 12 months, its primary business strategy and emphasis will be on expanding domestic and international table sales while seeking appropriate product line expansion through acquisitions.

     In addition to its table products, the Company currently offers five lines of stacking chairs, the MityTuff(TM), the MityStack(TM), the MityFlex(TM), the MityDeluxe(TM) and the MityHost(TM). The MityTuff(TM) and MityStack(TM) chairs are distributed by the Company under OEM arrangements with the chair manufacturers. Portions of the MityFlex(TM) and the MityDeluxe(TM) chairs are manufactured by the Company. In addition, the Company performs final assembly on these two chair lines. The MityHost(TM) is manufactured in-house at the Company's facility in Orem, Utah.

     From April 1, 1988 through April 30, 1994, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code and was not subject to federal or state income taxes. The net income for 1995 reflects a pro forma tax provision. To allow comparisons with C Corporations, the Company used a pro forma tax rate of 36.7 percent, excluding the cumulative effect of change in tax status described below, to compute its pro forma provision for income taxes. Concurrent with the termination of its S Corporation status, the Company was required to establish deferred taxes according to the provisions of SFAS No. 109 "Accounting for Income Taxes." Under the liability method prescribed by SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company recognized this cumulative effect of change in tax status by recording a net deferred tax asset for existing temporary differences in the amount of $144,000. The resulting adjustment was recorded as an income tax benefit for the fiscal year ended March 31, 1995.

     Net sales of the Company's table products have increased during the fiscal years ended March 31, 1995, 1996 and 1997. Management expects, but cannot assure, that this trend will continue. It is not anticipated that gross profit on table products as a percent of table sales will increase significantly above current levels. Gross margins and expenses associated with chairs and other new product lines are difficult to predict during start up periods but the Company believes that by applying its management techniques to these product lines, profitability rates slightly less than those achieved on table products can ultimately be reached. However, no assurance can be given that these results will be realized.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income:

Fiscal Year Ended March 31,
---------------------------------------------------------------------------
                                                 1995      1996      1997
---------------------------------------------------------------------------
Net sales                                       100.0%    100.0%    100.0%
Cost of products sold                            58.9      59.3      58.5
---------------------------------------------------------------------------
Gross profit                                     41.1      40.7      41.5

Operating expenses:
  Selling                                        15.2      14.3      15.9
  General and administrative                      4.6       4.6       4.6
  Research and development                        3.0       3.3       2.0
  Expenses related to potential acquisitions      --        0.8       --
---------------------------------------------------------------------------
Income from operations                           18.3      17.7      19.0
Interest and other, net                           0.9       1.4       1.8
---------------------------------------------------------------------------
Income before tax                                19.2      19.1      20.8
Provision and pro forma
  provision for income taxes(1)                   5.9       6.6       7.5
---------------------------------------------------------------------------
Net income and pro forma net income              13.3%     12.5%     13.3%
===========================================================================

(1) From April 1, 1988 through April 30, 1994, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code and was not subject to federal or state income taxes. The amount for 1995 reflects a pro forma tax provision. To allow for comparisons to C corporations, the Company has used its pro forma tax rate of 36.7 percent, excluding the cumulative effect of change in tax status described below, to compute its pro forma provision for income taxes. Concurrent with the termination of its S Corporation status, the Company was required to establish deferred taxes according to the provisions of SFAS No. 109 "Accounting for Income Taxes." Under the liability method prescribed by SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company recognized this cumulative effect of change in tax status by recording a net deferred tax asset for existing temporary differences in the amount of $144,000. The resulting adjustment was recorded as an income tax benefit for the year ended March 31, 1995.

COMPARISON OF FISCAL YEARS 1996 AND 1997

Net Sales
     The Company's fiscal 1997 net sales of $18,680,000 increased 21.4 percent over net sales in the prior fiscal year. The increase reflected sales growth of 18.7 percent in the table product lines and 57.2 in the chair product lines. Chair sales represented 6.9 percent and 5.3 percent of net sales for the fiscal years ended March 31, 1997 and 1996, respectively, while international sales represented 7.4 percent and 5.7 percent of net sales for the same respective time periods. The sales increase has resulted mainly from increased sales in the hospitality, recreation and office products market segments and an overall higher average unit sales price realized on table sales.

Gross Profit
     Gross profit as a percentage of net sales increased over the prior year by 0.8 percentage points, to 41.5 percent for the fiscal year ended March 31, 1997. The increase was primarily due to increases in the average unit sales price realized on table products, partially offset by lower gross profit margins realized on increasing sales of the Company's chair products.

Operating Expenses
     Selling expenses were 15.9 percent of net sales in fiscal 1997 as compared to 14.3 percent for the prior fiscal year. Actual spending increased by 35.3 percent, or $775,000, resulting from higher personnel, international selling, and tradeshow costs.

     General and administrative expenses were 4.6 percent of net sales in fiscal 1997 and 1996. Actual spending increased by 22.3 percent, or $158,000. The increases in spending resulted primarily from increases in personnel related expenses incurred to support the growing business needs and the implementation of a new management information system.

     Research and development expenses were 2.0 percent of net sales in fiscal 1997 as compared to 3.3 percent for the prior fiscal year. Actual spending decreased by 26.6 percent, or $136,000. The decrease in research and development expenditures primarily resulted from one-time expenses incurred in the June 1995 quarter associated with the development of the Company's Tesla(TM) folding chair and the Mity-Lite Elite(TM) and Mity-Lite Aluminum(TM) tables and lower legal expenses incurred for patents. These new product lines were introduced at the Neocon Trade Show in Chicago and significant development resources were expended during that quarter to prepare for the trade show. The Company postponed developing further the Tesla(TM), but began selling the Mity-Lite Elite(TM) and Mity-Lite Aluminum(TM) tables during the previous fiscal year.

     Also included in operating expenses for the fiscal year ended March 31, 1996 were certain expenses the Company incurred related to the proposed acquisitions of Fixtures Manufacturing Company and The Lineal Group (Samsonite Furniture Company). When the Fixtures Manufacturing Company acquisition discussions were terminated in August 1995, the Company recorded a $95,000 pre-tax charge. In addition, the Company attempted to purchase The Lineal Group, Inc. which was under bankruptcy protection. The Lineal Group was eventually purchased by another bidder. The Company incurred approximately $33,000 in pre-tax expenses related to this potential acquisition. These one-time charges represented 0.8 percent of net sales for fiscal year ended March 31, 1996.

Other Income/Expense
     Other income and expense netted to $339,000 in fiscal 1997. Interest income was $360,000, an increase of $112,000 from the prior fiscal year due to a greater average balance of cash and cash equivalents. During fiscal 1997, a $19,000 loss was incurred from the disposition of certain manufacturing and research and development assets.

Net Income
     For reasons stated above, the Company's 1997 fiscal year net income of $2,485,000 increased 28.9 percent over net income in the prior fiscal year.


QUARTERLY RESULTS OF OPERATIONS

The following table sets forth selected unaudited quarterly financial data for the most recent eight quarters. This quarterly financial data reflects, in the opinion of Management, all adjustments necessary to present fairly the results of operations for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that operating results may fluctuate on a quarterly basis depending upon a number of factors.

Unaudited Quarterly Financial Information:

YEAR ENDED MARCH 31, 1997
---------------------------------------------------------------------------
                                           Q1       Q2       Q3       Q4
---------------------------------------------------------------------------
                                   (in thousands, except per share amounts)
Net sales                                $4,647   $4,939   $4,517   $4,577
Gross profit                              2,006    2,046    1,865    1,842
Income before provision for income tax      922    1,057      929      981
Net income                                  585      672      588      640
Net income per share                       0.18     0.21     0.18     0.19


YEAR ENDED MARCH 31, 1996
---------------------------------------------------------------------------
                                           Q1       Q2       Q3       Q4
---------------------------------------------------------------------------
                                   (in thousands, except per share amounts)
Net sales                                $3,835   $3,978   $3,666   $3,904
Gross profit                              1,586    1,625    1,522    1,525
Income before provision for income tax      764      724      735      714
Net income                                  478      445      466      539
Net income per share                       0.15     0.14     0.14     0.17


     The Company's quarterly operating results can fluctuate significantly depending on factors such as timing of new product introductions, market acceptance of new products, increased competitive pressures, growth in the institutional furniture market, acquisitions, expansion of international operations, timing and expansion into complementary products such as chairs, changes in raw material sources and costs, and adverse changes in general economic conditions in any of the countries in which the Company does business. The Company's ability to develop and market tables and complementary products that successfully adapt to current market needs may also have an impact on future quarterly results of operations. No assurances can be or are made that the Company will not experience such quarterly variations in the future.


LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents, which consist primarily of high-quality municipal bonds and tax-advantaged money market instruments, totaled $7.65 million at March 31, 1997 as compared to $7.35 million at March 31, 1996. The increase in cash and cash equivalents was due primarily to cash generated from operations ($2.70 million) and proceeds related to the exercise of stock options ($0.19 million). This increase was mostly offset by cash used to 1) purchase a 49.9 percent equity interest in DO Group, Inc. ($0.86 million), 2) loan capital to a wholly owned subsidiary of DO Group ($1.00 million), 3) purchase manufacturing and computer equipment, furniture, and 4) make certain leasehold improvements ($.73 million).

     The Company has historically financed its growth through cash from operations and borrowings under a revolving credit facility. The Company has revolving credit facilities with Zions First National Bank and First Security Bank of Utah, N.A. The agreements, which expire on December 5, 1997 and October 27, 1997, respectively, allow the Company to draw up to a combined $4,000,000 under the credit facilities. As of March 31, 1997, the Company had no amounts drawn under these facilities. The credit facilities require the maintenance of certain financial ratios and levels of working capital, all of which were met as of March 31, 1997.

     The Company believes that cash flow from its current operations together with existing cash reserves will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months. However, the Company's working capital requirements may significantly increase if other acquisitions are consummated. No assurances can be given as to the sufficiency of the Company's working capital to support the Company's operations following any such acquisitions. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than estimated, the Company could be required to raise additional capital. There can be no assurance the Company will be capable of raising additional capital or that the terms upon which such capital will be available to the Company will be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 1997, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $700,000. There is no assurance that such options will be exercised. The Company is also evaluating strategic business and product line acquisitions.

     The Company's material cash commitments at March 31, 1997 consisted primarily of current liabilities to be repaid from funds generated from operations. At March 31, 1997, the Company had total current liabilities of $1,318,000. The Company has also entered into a lease agreement from a related party for its production and office facility under which it is obligated to pay $17,100 per month through March 2000.


IMPACT OF INFLATION AND ENVIRONMENTAL REGULATIONS

     The Company believes that inflation has not had a material effect on its operating results. However, significant increases in the price of raw materials could have a material adverse impact on the Company's results of operations. In addition, compliance with environmental laws or regulations has not had a material effect on the Company's operations.


FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

     All forward-looking statements contained herein are deemed by the Company to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Investors and prospective investors in the Company should understand that several factors govern whether any forward-looking statement contained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including plans and objectives for products, marketing, customers, product line expansions, enhancements to its manufacturing process, and potential acquisitions. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions, among others, that the Company a) will be able to successfully increase its share of the table market, introduce new product lines to existing customers, market products directly to end users, enter new markets, and continue enhancing its manufacturing process, b) will continue to manufacture and market at current margins high quality, high performance products at competitive prices, c) can continue to source acceptable raw materials at current prices, d) will continue to experience current levels of warranty service costs, and e) will successfully implement its new sales incentive program and management information system. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there is and can be no assurance that the results contemplated in any such forward-looking statement will be realized. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revision. The impact of actual experience and business developments may cause the Company to alter its marketing, capital expenditure plans or other budgets, which may in turn affect the Company's result of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

     Due to factors noted above and elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. Any shortfall in net sales or earnings from the levels anticipated by securities analysts could have an immediate and significant effect on the trading price of the Company's common stock in any given period. Additionally, the Company may not learn of such shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's common stock.

Independent Auditors' Report



To the Board of Directors and
Shareholders of Mity-Lite, Inc.:

We have audited the accompanying balance sheet of Mity-Lite, Inc. as of March 31, 1997, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mity-Lite's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mity-Lite, Inc. at March 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Salt Lake City, Utah
May 2, 1997

Report of Independent Accountants



May 13, 1996

To the Board of Directors and
Stockholders of Mity-Lite, Inc.

In our opinion, the accompanying balance sheet and the related statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mity-Lite, Inc. at March 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP
Salt Lake City, Utah

BALANCE SHEETS

March 31,                                               1997             1996
------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                    $ 7,646,000      $ 7,346,000
    Accounts receivable, less allowances of
      $161,000 at March 31, 1997 and $132,000
      at March 31, 1996                            2,196,000        1,608,000
    Inventories                                      700,000          509,000
    Deferred income taxes                            129,000           91,000
    Prepaid expenses and other current assets         88,000          101,000
    Related party receivable                           --             353,000
                                                ------------------------------
  Total current assets                            10,759,000       10,008,000

Property and equipment, net                        1,629,000        1,313,000
Note receivable from affiliate                     1,000,000            --
Investment in affiliate                              862,000            --
Intangibles                                            1,000            --
                                                ------------------------------
                                                 $14,251,000      $11,321,000
                                                ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $   833,000      $   747,000
  Accrued expenses                                   485,000          343,000
                                                ------------------------------
Total current liabilities                          1,318,000        1,090,000

Commitments and Contingencies                          --               --

Stockholders' equity:
  Preferred stock, par value $.10 per share;
    authorized 3,000,000 shares; no shares
    issued and outstanding                             --               --
  Common stock, par value $.01 per share;
    authorized 10,000,000 shares; issued and
    outstanding 3,161,359 shares at March 31,
    1997 and 3,096,472 shares at March 31, 1996       32,000           31,000
  Additional paid-in capital                       6,952,000        6,744,000
  Retained earnings                                5,949,000        3,456,000
                                                ------------------------------
Total stockholders' equity                        12,933,000       10,231,000
                                                ------------------------------
                                                 $14,251,000      $11,321,000
                                                ==============================



                See accompanying notes to financial statements.

STATEMENTS OF INCOME

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------
Net sales                                        $18,680,000      $15,383,000
Cost of products sold                             10,921,000        9,125,000
                                                ------------------------------
  Gross profit                                     7,759,000        6,258,000

Selling                                            2,969,000        2,194,000
General and administrative                           865,000          707,000
Research and development                             375,000          511,000
Expenses related to potential acquisitions             --             128,000
                                                ------------------------------
  Total operating expenses                         4,209,000        3,540,000
                                                ------------------------------
Income from operations                             3,550,000        2,718,000

Other income (expense):
  Interest expense                                    (2,000)          (3,000)
  Interest income                                    360,000          248,000
  Other                                              (19,000)         (26,000)
                                                ------------------------------
    Total other income (expense)                     339,000          219,000
                                                ------------------------------
Income before provision for income taxes           3,889,000        2,937,000
Provision for income taxes                         1,404,000        1,009,000
                                                ------------------------------
Net income                                        $2,485,000       $1,928,000
                                                ==============================

Net income per share                                   $0.76            $0.60
                                                ==============================

Weighted average number of common and
  common equivalent shares                         3,279,335        3,235,061
                                                ==============================









                See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY


                               Common   Additional                     Total
                            Stock Par      Paid-In    Retained   Stockholders'
                                Value      Capital    Earnings         Equity
------------------------------------------------------------------------------

Balance at April 1, 1995      $31,000   $6,616,000  $1,520,000     $8,167,000
  Net income                                         1,928,000      1,928,000
  Issuance of 25,331 shares
    of common stock from the
    exercise of options                     85,000                     85,000
  Deferred compensation                                  8,000          8,000
  Tax benefit of employee
    stock options                           43,000                     43,000
                             -------------------------------------------------
Balance at March 31, 1996      31,000    6,744,000   3,456,000     10,231,000
                             -------------------------------------------------
  Net income                                         2,485,000      2,485,000
  Issuance of 62,317 shares
    of common stock from the
    exercise of options         1,000      170,000                    171,000
  Issuance of 2,750 shares of
    common stock to the
    Company's 401(k) plan                   20,000                     20,000
  Deferred compensation                                  8,000          8,000
  Tax benefit of employee
    stock options                           18,000                     18,000
                             -------------------------------------------------
Balance at March 31, 1997     $32,000   $6,952,000  $5,949,000    $12,933,000
                             =================================================




                See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                      $2,485,000       $1,928,000
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
      Depreciation                                   394,000          354,000
      Deferred compensation                            8,000            8,000
      Deferred tax expense                           (38,000)          (8,000)
      Loss on disposal of property and equipment      19,000           26,000
      Tax benefit from exercise of stock options      18,000           43,000
      Changes in assets and liabilities:
        Accounts receivable                         (588,000)         (75,000)
        Inventories                                 (191,000)         (86,000)
        Prepaid expenses and other current assets     13,000           38,000
        Related party receivable                     353,000         (153,000)
        Intangibles                                   (1,000)            --
        Federal tax deposit                             --            313,000
        Accounts payable                              86,000          103,000
        Accrued expenses and other                   142,000           64,000
                                                ------------------------------
Net cash provided by operating activities          2,700,000        2,555,000
                                                ------------------------------
Cash flows from investing activities:
  Proceeds from sale of property and equipment         6,000            1,000
  Purchases of property and equipment               (735,000)        (390,000)
  Note receivable from affiliate                  (1,000,000)            --
  Investment in affiliate                           (862,000)            --
  Receivable from sale of European sales branch         --            272,000
                                                ------------------------------
Net cash used in investing activities             (2,591,000)        (117,000)
                                                ------------------------------
Cash flows from financing activities:
  Net proceeds from exercise of stock options        191,000           85,000
                                                ------------------------------
Net cash provided by financing activities            191,000           85,000
                                                ------------------------------
Net increase in cash and cash equivalents            300,000        2,523,000
Cash and cash equivalents at beginning of period   7,346,000        4,823,000
                                                ------------------------------
Cash and cash equivalents at end of period        $7,646,000       $7,346,000
                                                ==============================

Supplemental schedule of non-cash investing and
  financing activities:
    Cash paid during the year for income taxes    $1,426,000         $944,000



                See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Mity-Lite, Inc. (the "Company") designs, manufactures and markets lightweight, durable, folding leg tables, stacking chairs and related products used in multi-purpose rooms of educational, recreational, hotel and hospitality, government, office, health care, religious and other public assembly facilities. The Company typically sells its products directly to end users using a proprietary, computerized sales management system and an in-house staff of trained sales and customer service personnel. The Company markets its products throughout the United States and in certain foreign countries.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include highly liquid investments which have a term maturity not greater than three months.

INVENTORIES
     Inventories are stated at the lower of cost, on a first in, first out basis, or market.

ADVERTISING
     Advertising costs consist primarily of print advertising costs which are charged to expense as incurred. Advertising costs expensed during the years ended March 31, 1996 and 1997 were $124,000 and $103,000, respectively.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated. Depreciation and amortization on the company's equipment, furniture, and fixtures are provided on a straight-line basis over the estimated useful lives of the related assets (3
to 7 years).   Improvements to leased properties are amortized over their estimated useful lives or the remaining term of the lease, whichever is shorter (5 to 15 years).

REVENUE RECOGNITION
     Revenue is recognized upon shipment of product.

CONCENTRATION OF CREDIT RISK
     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and cash equivalents. In the normal course of business, the company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The fair value of the note receivable from affiliate approximates its book value at March 31, 1997.

INCOME TAXES (see Note 9)
     Mity-Lite uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

STOCK BASED COMPENSATION
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation," which became effective for Mity-Lite beginning April 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Since Mity-Lite has decided to continue to apply APB 25 (as permitted by SFAS No. 123), the appropriate required disclosure of the effects of SFAS No. 123 are included in Note 7.

USE OF ESTIMATES
     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

LONG-LIVED ASSETS
     Impairment of long-lived assets is determined in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of March 31, 1997.

RECLASSIFICATIONS
     Certain reclassifications have been made to 1996 balances to be consistent with the 1997 presentation.


2.  INVENTORIES

     Inventories consisted of the following:

March 31,                                               1997             1996
------------------------------------------------------------------------------
     Materials and supplies                         $611,000         $432,000
     Work-in-progress                                 58,000           51,000
     Finished goods                                   31,000           26,000
                                                ------------------------------
                                                    $700,000         $509,000
                                                ==============================

3.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

March 31,                                               1997             1996
------------------------------------------------------------------------------
     Equipment                                    $1,605,000       $1,335,000
     Furniture and fixtures                          770,000          591,000
     Leasehold improvements                          509,000          410,000
                                                ------------------------------
                                                   2,884,000        2,336,000
     Less accumulated depreciation and amort.     (1,255,000)      (1,023,000)
                                                ------------------------------
                                                  $1,629,000       $1,313,000
                                                ==============================

4.  INVESTMENT IN AND NOTE RECEIVABLE FROM AFFILIATE

     On March 31, 1997, the Company completed the acquisition of a 49.9 percent equity interest in DO Group, Inc., a privately-held manufacturer of office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore and DO3 trade names and has manufacturing facilities in Elkhart, Indiana and Marked Tree, Arkansas. DO Group's seating and system sales totaled approximately $12 million for the twelve months ended December 31, 1996. Total sales and net loss for the year ended December 31, 1996, including the operations of its unprofitable wood case goods division which was sold on December 31, 1996, were $14.2 million and ($0.5) million respectively. Total assets and liabilities as of December 31, 1996 were $7.4 million and $8.3 million, respectively. Mity-Lite's share of DO Group's net assets as of December 31, 1996 totaled ($426,000).

     Mity-Lite purchased its 49.9 percent equity interest for $750,000 in cash and the payment of certain closing and due diligence costs totaling $112,000 as of March 31, 1997. Mity-Lite holds a put option to put back its investment to the DO Group officers at any time during the next three years. The value of the put option equals the greater of Mity-Lite's cost of investment plus 10 percent per annum or the value of Mity-Lite's interest in DO Group using Mity-Lite's then current price earnings ratio applied to the earnings of DO Group. Mity-Lite's put option is collateralized by the remaining 50.1 percent interest in DO Group. At the conclusion of the three year period, the majority owners of DO Group will have the right to convert their 50.1 percent interest in DO Group into 115,000 shares of Mity-Lite common stock, at which time DO Group will become a wholly owned subsidiary of Mity-Lite. In addition, Mity-Lite set aside options to purchase 175,000 shares of stock under the 1997 Stock Incentive Plan (see Note 7). If Mity-Lite does not exercise its put option, these options will vest in three years.

     Mity-Lite will utilize the equity method of accounting for its investment. Under the equity method, Mity-Lite will recognize its proportionate share of the earnings or losses of DO Group as incurred. Management estimates that the difference between Mity-Lite's investment cost and its share of the underlying equity in DO Group's net assets is approximately $145,000. This amount will be amortized over a 15-year period.

     As part of the acquisition, Mity-Lite loaned $1,000,000 in a senior subordinated note to a wholly owned subsidiary of DO Group. The note, which is subordinated to a financial institution's interest, is secured by inventories, receivables, machinery & equipment, furniture and fixtures, real property, and all other assets of DO Group. The note is callable in the event the put option is exercised. The note matures on March 24, 2000 and bears interest at 10 percent payable quarterly. The Company believes the interest rate approximates the market rate of interest for similar debt instruments negotiated at arms length.

     Because of the liquidation of the wood case goods division, the pay down of borrowings from the related proceeds, and the expected positive net income and cash flows of DO Group, Management believes the investment in DO Group will be recoverable and the note receivable will be collectible.


5.  DEBT

     The Company has an unsecured $2,000,000 line of credit with Zions First National Bank which expires in December 1997 with interest at the bank's base rate (8.50 percent at March 31, 1997). In addition, the Company has an unsecured $2,000,000 line of credit with First Security Bank which expires in October 1997 with interest at the bank's prime rate (8.50 percent at March 31, 1997). No balances were outstanding on either line as of March 31, 1996 and 1997. Among other restrictions, debt covenants related to the lines of credit require the Company to maintain certain financial ratios and levels of working capital, all of which were met at March 31, 1997 and 1996.

6.  ACCRUED EXPENSES

     Accrued expenses consisted of the following:

March 31,                                               1997             1996
------------------------------------------------------------------------------
     Accrued payroll and payroll taxes              $336,000         $248,000
     Accrued warranty                                140,000           84,000
     Other                                             9,000           11,000
                                                ------------------------------
                                                    $485,000         $343,000
                                                ==============================

7.  COMMON STOCK OPTIONS

     At March 31, 1997, the Company has two stock incentive plans, the 1990 Stock Incentive Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1990 Plan, Mity-Lite authorized and reserved a total of 500,000 shares of common stock for issuance under the plan. Under the 1997 Plan, which is still subject to shareholder approval, Mity-Lite plans to authorize and reserve a total of 300,000 shares of common stock for issuance under the plan. The purchase price for the shares under the Plans is equal to the fair value of the Common Stock at the date the options are granted as determined by the closing price listed on Nasdaq. A table of stock option activity is shown below:

                                                      Number     Option Price
                                                  Of Options        Per Share
------------------------------------------------------------------------------
Outstanding at April 1, 1995                         262,506      $0.82-$7.38
  Granted                                             67,500        6.13-8.63
  Exercised                                          (25,331)       1.64-3.50
  Forfeited                                             (376)            2.73
                                                ------------------------------
Outstanding at March 31, 1996                        304,299        0.82-8.63
  Granted                                            187,150       9.13-14.50
  Exercised                                          (62,317)       0.82-3.50
  Forfeited                                           (4,542)       2.73-9.13
                                                ------------------------------
Outstanding at March 31, 1997                        424,590     $1.64-$14.50
                                                ==============================

     Options exercisable at March 31, 1997 and 1996 were 182,694 and 151,847, respectively.

     Mity-Lite applied APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost of Mity-Lite's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Mity-Lite's net income and earnings per share would have changed to the pro forma amounts indicated below:

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------
     Net income:
         As reported                              $2,485,000       $1,928,000
         Pro forma                                 2,431,000        1,883,000
                                                ------------------------------
     Earnings per share assuming no dilution
         As reported                                   $0.76            $0.60
         Pro forma                                     $0.74            $0.58

     Fully diluted earnings per share assuming
       full dilution
         As reported                                   $0.76            $0.59
         Pro forma                                     $0.74            $0.58
                                                ------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: expected volatility of 31 percent and 31 percent, risk free interest rates of 6.02 percent and 5.39 percent, and expected lives of one to three years. Under SFAS No. 123, the weighted average fair value per share of options issued during the years ended March 31, 1997 and 1996 were $3.85 and $1.49, respectively.


8.  EMPLOYEE BENEFIT PLANS

     In January 1995, The Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 1996 and 1997 were $23,000 and $35,000, respectively.

     In October 1996, the Board of Directors reserved up to 25,000 shares of Mity-Lite common stock to be issued under the provisions of the 401(k) plan. Shares are issued to the plan on a quarterly basis at a price reflecting a 15 percent discount from the market price of the stock at the beginning or the end of the quarter, whichever is less. The number of shares issued to the plan during the plan year was 2,750.

9.  INCOME TAXES

     Income tax provision consisted of the following components:

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------
     Current:
       Federal                                    $1,242,000       $  870,000
       State                                         200,000          147,000
                                                ------------------------------
     Total current                                 1,442,000        1,017,000
                                                ------------------------------
     Deferred:
       Federal                                       (35,000)         (11,000)
       State                                          (3,000)           3,000
                                                ------------------------------
     Total deferred                                  (38,000)          (8,000)
                                                ------------------------------
                                                  $1,404,000       $1,009,000
                                                ==============================


     The tax provisions were at effective rates as follows:

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------
     Federal statutory tax rates                       34.0%            34.0%
     State income taxes, net of federal benefit         3.3              3.3
     Tax exempt interest                               (1.4)            (2.5)
     Research and development tax credit                 --             (0.8)
     Other                                              0.2              0.4
                                                ------------------------------
                                                       36.1%            34.4%
                                                ==============================


     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

Year Ended March 31,                                    1997             1996
------------------------------------------------------------------------------
     Deferred tax:
       Depreciation                                 ($13,000)         ($2,000)
       Allowance for bad debts                        28,000           25,000
       Inventory                                       2,000            2,000
       Vacation accrual                               19,000           10,000
       Warranty accrual                               84,000           56,000
       Other accruals                                  9,000             --
                                                ------------------------------
     Total deferred tax                             $129,000          $91,000
                                                ==============================

     The Company has not provided an allowance against the deferred taxes recorded in the financial statements since management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax.

10.  COMMITMENTS AND RELATED PARTY TRANSACTIONS

     The Company leases its building facilities from a related party under an operating lease which expires in March 2000 and is renewable at the then current market rates for an additional ten years. The agreement requires minimum lease payments of $205,000 per year until expiration. The Company has no other noncancelable lease agreements. Total rent expense was $208,000 and $157,000 for the years ended March 31, 1997 and 1996, respectively.

     During the year ended March 31, 1996, the Company incurred certain capital costs related to the construction of additional manufacturing and office space at its current facility. A portion of these amounts, totaling $353,000 as of March 31, 1996, has been recorded as a related party receivable. During the year ended March 31, 1997, this amount was reimbursed to the Company by the lessor once the additions were substantially completed.


11.  RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share." This standard establishes standards for computing and presenting earnings per share (EPS). SFAS No. 128 simplifies the approach for computing earnings per share previously found in Accounting Principles Board Opinion (APB) Opinion No. 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures.

     Under the new structure, basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. The computation of basic EPS under SFAS No. 128 would have resulted in net income per common share of $0.62 and $0.80 for the fiscal years ended March 31, 1996 and 1997, respectively. Diluted EPS computed under SFAS No. 128 would have resulted in net income per common share of $0.60 and $0.76 for the fiscal years ended March 31, 1996 and 1997, respectively.