Form 10KSB/A, Exhibit 13
period 1997-03-31
MITY LITE INC
filed 1997-06-25
CIK 921030

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

     As discussed in the Current Report on Form 8-K filed by the Company on March 4, 1997, and in the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997, the Company changed its independent auditors from Price Waterhouse LLP to Deloitte & Touche LLP. A copy of the Company's Annual Report on Form 10-KSB may be obtained from the Company.


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


FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

     All statements made in this annual report that are not historical facts or that include the words "expect," "anticipate," "project," "estimate," "believes," or similar words are forward-looking statements deemed by the Compa-ny to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Invest-ors and prospective investors in the Company should understand that several factors govern whether any forward-looking statement contained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements in-clude expected increases in net sales of table products, anticipated margin improvements related to chairs and other new products, plans and objectives of management for future operations, including plans and objectives for products, marketing, customers, product line expansions, enhancements to its manufacturing process, and potential acquisitions. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions, among others, that the Company a) will be able to successfully increase its share of the table market, introduce new product lines to existing customers, market products directly to end users, enter new markets, and continue enhancing its manufacturing process, b) will continue to manufacture and market at current margins high quality, high performance products at competitive prices, c) can continue to source acceptable raw materials at current prices, d) will continue to experience current levels of warranty service costs, and e) will realize a return on investment from the DO Group acquisition. Assumptions relating to the foregoing involve judgments with respect to, among other things, future econo-mic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there is and can be no assurance that the results contemplated in any such forward-looking statement will be realized. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpreta-tions and periodic revision. The impact of actual experience and business developments may cause the Company to alter its marketing, capital expenditure plans or other budgets, which may in turn affect the Company's result of opera-tions. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

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

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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




DELOITTE & TOUCHE LLP
Salt Lake City, Utah
May 2, 1997

Report of Independent Accountants



May 13, 1996

To the Board of Directors and
Stockholders of Mity-Lite, Inc.

In our opinion, the accompanying balance sheet and the related statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mity-Lite, Inc. at March 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




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

     Mity-Lite will utilize the equity method of accounting for its investment. Under the equity method, Mity-Lite will recognize its proportionate share of the earnings or losses of DO Group as incurred. Management estimates that the difference between Mity-Lite's investment cost and its share of the underlying equity in DO Group's net assets is approximately $1,270,000. Various components of this amount will be amortized over a 1- to 30-year period.

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