Form 10KSB40, Exhibit 13
period 1998-03-31
MITY LITE INC
filed 1998-06-03
CIK 921030

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal years ended March 31, 1997 and 1998 and the balance sheet data at March 31, 1997 and 1998 are derived from, and should be read in conjunction with the audited Financial Statements included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal year ended March 31, 1996 and the balance sheet data at March 31, 1996 are derived from audited financial statements not included in this Annual Report to Shareholders.

STATEMENT OF INCOME DATA

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
                                            1996           1997           1998
------------------------------------------------------------------------------
                                     (in thousands, except for per share data)
Net sales                                $15,383        $18,680        $25,337
Cost of products sold                      9,125         10,921         15,988
------------------------------------------------------------------------------
Gross profit                               6,258          7,759          9,349
Expenses:
     Selling                               2,194          2,969          3,782
     General and administrative              707            865            843
     Research and development                511            375            488
     Expenses related to potential
       acquisitions                          128           --             --
------------------------------------------------------------------------------
Income from operations                     2,718          3,550          4,236
Interest and other, net                      219            339            707
------------------------------------------------------------------------------
Income before provision for income taxes   2,937          3,889          4,943
Provision for income taxes                 1,009          1,404          1,754
------------------------------------------------------------------------------
Net income                               $ 1,928        $ 2,485        $ 3,189
==============================================================================

Basic earnings per share                   $0.62          $0.80          $0.99
==============================================================================
Weighted average common shares
  outstanding - basic                  3,085,801      3,120,433      3,227,850
==============================================================================


Diluted earnings per share                 $0.60          $0.76          $0.94
==============================================================================
Weighted average common and common
  equivalent shares - diluted          3,235,061      3,279,335      3,389,453
==============================================================================

BALANCE SHEET DATA

MARCH 31,
------------------------------------------------------------------------------
                                            1996           1997           1998
------------------------------------------------------------------------------
                                                                (in thousands)
Total assets                             $11,321        $14,264        $18,556
Working capital                            8,918          9,454         12,895
Current portion of long-term debt           --             --             --
Long-term debt less current portion         --             --             --
Stockholders' equity                      10,231         12,933         16,819


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company designs, manufactures and markets lightweight, durable, folding leg tables, stacking chairs, and other related products used in multi-purpose rooms of educational, recreational, hotel and hospitality, government, office, health care, religious and other public assembly facilities. Historically, the Company's growth has come from an expanding base of new customers and from increasing sales to existing customers. The Company's current and future growth is largely dependent upon its ability to continue increasing table sales to new and existing customers and its ability to successfully introduce and market new product lines of institutional furniture such as folding and stacking chairs, staging, flooring, partitions, podiums, risers, bench seating, office seating and office systems. The Company anticipates that over the next 12 months its primary business strategy and emphasis will be on expanding domestic and international table sales while seeking appropriate product line expansion through acquisitions.

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

Net sales of the Company's table products have increased during the fiscal years ended March 31,1996, 1997 and 1998. Management expects, but cannot assure, that this trend will continue. Gross margins and expenses associated with chairs and other new product lines are difficult to predict during start up periods but the Company believes that by applying its management techniques to these product lines, profitability rates slightly less than those achieved on table products can ultimately be reached. However, no assurance can be given that these results will be realized.

Manufacturing and labor costs have increased and the Company has developed and has started to implement measures designed to increase the productivity and efficiency of its manufacturing operations. As part of this plan and in an effort to reduce turnover and increase the quality of its workforce, the Company has increased its manufacturing workforce wage rates.

On March 31, 1997, the Company completed the acquisition of a 49.9 percent equity interest in DO Group, Inc., a privately-held manufacturer of office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore(TM) and DO3(TM) trade names and has manufacturing facilities in Elkhart, Indiana and Marked Tree, Arkansas. DO Group's total sales and net income for the year ended March 31, 1998 were $12,145,000 and $1,203,000 respectively.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income:

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
                                           1996           1997           1998
------------------------------------------------------------------------------
Net sales                                 100.0%         100.0%         100.0%
Cost of products sold                      59.3           58.5           63.1
------------------------------------------------------------------------------
Gross profit                               40.7           41.5           36.9
Operating expenses:
     Selling                               14.3           15.9           14.9
     General and administrative             4.6            4.6            3.4
     Research and development               3.3            2.0            1.9
     Expenses related to potential
       acquisitions                         0.8            --             --
------------------------------------------------------------------------------
Income from operations                     17.7           19.0           16.7
Interest and other, net                     1.4            1.8            2.8
------------------------------------------------------------------------------
Income before tax                          19.1           20.8           19.5
Provision for income taxes                  6.6            7.5            6.9
------------------------------------------------------------------------------
Net income                                 12.5%          13.3%          12.6%
==============================================================================


COMPARISON OF FISCAL YEARS 1997 AND 1998

Net Sales
The Company's fiscal 1998 net sales of $25,337,000 increased 35.6 percent over net sales in the prior fiscal year. The increase reflected sales growth of
33.4 percent in the table product lines and 76.5 percent in the chair product lines. Chair sales represented 8.9 percent and 6.9 percent of net sales for the fiscal years ended March 31, 1998 and 1997, respectively. International sales represented 7.8 percent and 7.4 percent of net sales for the same respective time periods. The sales increase has resulted mainly from increased sales in the hospitality, church, public assembly and education market segments and an overall higher average unit sales price realized on table sales.

Gross Profit
Gross profit as a percentage of net sales decreased over the prior year by 4.6 percentage points, to 36.9 percent for the fiscal year ended March 31, 1998. The decrease was caused by increased production costs related to a new bonding process, additional production and labor costs associated with implementing a second production shift, increasing labor rates and staffing levels, increasing freight costs, and increasing chair sales which, when compared to table products, have lower gross profit margins.

Operating Expenses
Selling expenses were 14.9 percent of net sales in fiscal 1998 as compared to
15.9 percent for the prior fiscal year. Actual spending increased by 27.4 percent, or $813,000, resulting from higher personnel, international selling, and advertising costs.

General and administrative expenses were 3.4 percent 4.6 percent of net sales in fiscal 1998 and 1997, respectively. Actual spending decreased by 2.5 percent, or $22,000. The decrease in spending resulted primarily from decreases in personnel related expenses and rent expenses.

Research and development expenses were 1.9 percent of net sales in fiscal 1998 as compared to 2.0 percent for the prior fiscal year. Actual spending increased by 30.1 percent, or $113,000. The increase in research and development expenditures primarily resulted from increases in personnel related expense partially offset by lower prototyping costs.

Other Income/Expense
Other income and expense netted to $707,000 in fiscal 1998. Investment income was $375,000, an increase of $15,000 from the prior fiscal year due to a slightly greater average balance of cash and cash equivalents and available-for-sale securities. Mity-Lite recognized income of $340,000 from its investment in the DO Group. The $340,000 represents Mity-Lite's proportionate share of DO Group's net income for the year ended March 31, 1998, less certain additional amortization and depreciation created as a result of the purchase. During fiscal 1998, Mity-Lite also incurred an $8,000 loss from the disposition of certain assets.

Net Income
For reasons stated above, the Company's 1998 fiscal year net income of $3,189,000 increased 28.3 percent over net income in the prior fiscal year.


QUARTERLY RESULTS OF OPERATIONS

The following table sets forth selected unaudited quarterly financial data for the most recent eight quarters. This quarterly financial data reflects, in the opinion of Management, all adjustments necessary to present fairly the results of operations for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that operating results may fluctuate on a quarterly basis depending upon a number of factors. Earnings per share information may not add to match annual earnings per share information due to rounding.

Unaudited Quarterly Financial Information:

------------------------------------------------------------------------------
                       Q1 97  Q2 97  Q3 97  Q4 97   Q1 98  Q2 98  Q3 98  Q4 98
------------------------------------------------------------------------------
                                        in thousands, except per share amounts

Net sales             $4,647 $4,939 $4,517 $4,577  $6,296 $7,341 $5,667 $6,033
Gross profit           2,006  2,046  1,865  1,842   2,423  2,780  2,003  2,143
Income before provision
  for income tax         922  1,057    929    981   1,247  1,562  1,023  1,111
Net income               585    672    588    640     786    984    644    775
Basic earnings per
  share                 0.19   0.22   0.19   0.20    0.25   0.31   0.20   0.24
Diluted earnings per
  share                 0.18   0.21   0.18   0.19    0.24   0.29   0.19   0.23

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


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, which consist primarily of high-quality municipal bonds and tax-advantaged money market instruments, totaled $9.27 million at March 31, 1998 as compared to $7.65 million at March 31, 1997. In addition, the company holds available-for-sale securities totaling $1.21 million at March 31, 1998. The increase in cash and cash equivalents was due primarily to cash generated from operations ($3.18 million), net proceeds related to the exercise of stock options ($0.43 million), and interest received from affiliate ($0.10 million). This increase was partially offset by cash used to purchase highly liquid available-for-sale securities ($1.21 million), to purchase manufacturing and computer equipment, furniture, and make certain leasehold improvements ($0.78 million) and to buy back small amounts of the Company's common stock ($0.10 million).

In recent history, the Company has financed its growth through cash from operations. In addition, the Company has revolving credit facilities with Zions First National Bank and First Security Bank of Utah, N.A. The agreements, which expire on December 1, 1998 and October 25, 1998, respectively, allow the Company to draw up to a combined $5,000,000 under the credit facilities. As of March 31, 1998, the Company had no amounts drawn under these facilities. The credit facilities require the maintenance of certain financial ratios and levels of working capital, all of which were met as of March 31, 1998.

The Company believes that cash flow from its current operations together with existing cash reserves will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months.

However, the Company's working capital requirements may significantly increase if other acquisitions are consummated. No assurances can be given as to the sufficiency of the Company's working capital to support the Company's operations following any such acquisitions. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than estimated, the Company could be required to raise additional capital. There can be no assurance the Company will be capable of raising additional capital or that the terms upon which such capital will be available to the Company will be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 1998, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $583,000. There is no assurance that such options will be exercised.

The Company's material cash commitments at March 31, 1998 consisted primarily of current liabilities to be repaid from funds generated from operations. At March 31, 1998, the Company had total current liabilities of $1,640,000. The Company has also entered into a lease agreement from a related party for its production and office facility under which it is obligated to pay $17,100 per month through March 2000.


INFORMATION SYSTEMS AND THE YEAR 2000

As is the case with most other companies using computers in their operations, the Company is in the process of addressing the Year 2000 problem. The Company is currently engaged in a comprehensive project to upgrade its information, technology, manufacturing and facilities computer software to programs that will consistently and properly recognize the Year 2000. Many of the Company's systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are already Year 2000 compliant. The Company is in the process of testing these systems and obtaining assurances from vendors that timely updates will be made available to make all remaining purchased software and upgrades Year 2000 compliant.

The Company will utilize internal resources to test all of its software for Year 2000 compliance and, where necessary, upgrade or replace noncompliant systems. The Company expects to complete the project in early 1999. Since many of the Company's systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are already Year 2000 compliant, the estimated cost of this project, including the cost of new systems which will be capitalized, is less than $50,000. This cost will be funded though operating cash flows. Failure by the Company and/or vendors and customers to complete Year 2000 compliance work in a timely manner could have a material adverse effect on certain of the Company's operations.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

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


FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Certain statements made above in this section are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition, when used in this filing, the words or phrases "may," "will," "Management believes," "Company believes," "Company intends," "estimates," "projects," "anticipates," "expects" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Reform Act.

Forward-looking statements contained herein include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, manufacturing process and potential acquisitions. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements and associated risks set forth herein and elsewhere in this filing relate to: (i) the Company's expectation that it will be able to expand its share of the market for lightweight, durable, folding leg tables, (ii) the Company's anticipation that it will become a qualified government vendor, (iii) the Company's intentions to expand the international market for its products, (iv) the Company's plan to enhance the productivity and efficiency of its manufacturing process, (v) Management's belief that it will be able to continue to benefit from relatively low cost labor, (vi) the Company's intention to expand and introduce new product lines to existing customers, (vii) the Company's ability to maintain its low product warranty obligations, (viii) the Company's expectation that it will be able to expand into new market segments by developing new products or acquiring other products or businesses in such segments, (ix) the possibility that the Company may exercise its option to acquire the remaining 50.1 percent of the DO Group, (x) the Company's expectation of a continued profitable return on its equity interest in the DO Group, and (xi) the Company's intention to continue to market products directly to its end users.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed below as well as general economic and business conditions, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations listed below and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. See "Certain Considerations." Important factors and risks that might cause such differences, include, but are not limited to (a) lower than expected revenue, revenue growth and cash flow from operations because of adverse economic or business conditions or the Company's inability, for any reason, to introduce new products or implement its marketing strategies, (b) management's ability to manage effectively the Company's growth, (c) the Company's ability to expand successfully its international markets, (d) import restrictions and economic conditions in the Company's foreign markets, (e) competition in the Company's existing and future markets, (f) increased expenditures required to address the Year 2000 issue if the Company's technology requirements change,
(g) the market's acceptance of additional products such as multi-purpose room furniture, (h) the Company's ability to maintain relatively low cost labor rates in a period of lower unemployment, (i) the Company's ability to source acceptable raw materials at current prices, (j) increased product warranty service costs if warranty claims increase as a result of the Company's new manufacturing bonding process or for any other reason, (k) the Company's ability to refine and enhance the quality and productivity of its manufacturing process, and (l) the Company's ability to manufacture and market at current margins high quality, high performance products at competitive prices.

In light of the significant uncertainties inherent in forward-looking statements, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
 Shareholders of Mity-Lite, Inc.

We have audited the accompanying balance sheets of Mity-Lite, Inc. as of March 31, 1998 and 1997, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Mity-Lite's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sican Corp., Mity-Lite's investment in which is accounted for by use of the equity method. Mity-Lite's equity of $1,108,000 in the Sican Corp.'s net assets at March 31, 1998, and of $340,000 in that company's net income for the year ended March 31, 1998 are included in the accompanying financial statements. The financial statements of Sican Corp. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such financial statements present fairly, in all material respects, the financial position of Mity-Lite, Inc. at March 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Salt Lake City, Utah
May 13, 1998

BALANCE SHEETS

March 31,                                               1998             1997
------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                   $  9,266,000      $ 7,646,000
    Available-for-sale securities                  1,207,000            --
    Accounts receivable, less allowances of
      $259,000 at March 31, 1998 and $161,000
      at March 31, 1997                            2,586,000        2,196,000
    Inventories                                      960,000          700,000
    Prepaid expenses and other current assets        324,000           88,000
    Deferred income tax assets                       192,000          142,000
------------------------------------------------------------------------------
  Total current assets                            14,535,000       10,772,000
  Property and equipment, net                      1,912,000        1,629,000
  Investment in affiliate                          1,108,000          862,000
  Note receivable from affiliate                   1,000,000        1,000,000
  Intangibles                                          1,000            1,000
------------------------------------------------------------------------------
                                                 $18,556,000      $14,264,000
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                             $ 1,144,000      $   833,000
    Accrued expenses                                 496,000          485,000
------------------------------------------------------------------------------
  Total current liabilities                        1,640,000        1,318,000
  Deferred income tax liabilities                     97,000           13,000
  Commitments and contingencies (Note 10)              --               --

  Stockholders' equity:
    Preferred stock, par value $.10 per share;
      authorized 3,000,000 shares; no shares
      issued and outstanding                           --               --
    Common stock, par value $.01 per share;
      authorized 10,000,000 shares; issued and
      outstanding 3,260,585 shares at March 31,
      1998 and 3,161,359 shares at March 31, 1997     33,000           32,000
    Additional paid-in capital                     7,721,000        6,952,000
    Retained earnings                              9,065,000        5,949,000
------------------------------------------------------------------------------
  Total stockholders' equity                      16,819,000       12,933,000
------------------------------------------------------------------------------
                                                 $18,556,000      $14,264,000
==============================================================================


                See accompanying notes to financial statements.

STATEMENTS OF INCOME

Year Ended March 31,                                    1998             1997
------------------------------------------------------------------------------

  Net sales                                      $25,337,000      $18,680,000
  Cost of products sold                           15,988,000       10,921,000
------------------------------------------------------------------------------
    Gross profit                                   9,349,000        7,759,000

  Selling                                          3,782,000        2,969,000
  General and administrative                         843,000          865,000
  Research and development                           488,000          375,000
------------------------------------------------------------------------------
    Total operating expenses                       5,113,000        4,209,000
------------------------------------------------------------------------------
  Income from operations                           4,236,000        3,550,000

  Other income (expense):
    Interest expense                                   --              (2,000)
    Investment income                                375,000          360,000
    Equity in income of affiliate                    340,000            --
    Other                                             (8,000)         (19,000)
------------------------------------------------------------------------------
      Total other income, net                        707,000          339,000
------------------------------------------------------------------------------
  Income before provision for income taxes         4,943,000        3,889,000
  Provision for income taxes                       1,754,000        1,404,000
------------------------------------------------------------------------------
  NET INCOME                                      $3,189,000       $2,485,000
==============================================================================

  Basic earnings per share                             $0.99            $0.80
==============================================================================
  Weighted average number of common
    shares - basic                                 3,227,850        3,120,433
==============================================================================

  Diluted earnings per share                           $0.94            $0.76
==============================================================================
  Weighted average number of common and
    common equivalent shares - diluted             3,389,454        3,279,335
==============================================================================

                See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY


                             Common    Additional                      Total
                          Stock Par       Paid-In     Retained   Stockholders'
                              Value       Capital     Earnings         Equity
------------------------------------------------------------------------------
Balance at April 1, 1996    $31,000    $6,744,000   $3,456,000    $10,231,000
  Net income                                         2,485,000      2,485,000
  Issuance of 62,317 shares
    of common stock from the
    exercise of options       1,000       170,000                     171,000
  Issuance of 2,750 shares
    of common stock to the
    Company's 401(k) plan                  20,000                      20,000
  Deferred compensation                                  8,000          8,000
  Tax benefit of employee
    stock options                          18,000                      18,000
------------------------------------------------------------------------------
Balance at March 31, 1997    32,000     6,952,000    5,949,000     12,933,000
  Net income                                         3,189,000      3,189,000
  Issuance of 100,738 shares
    of common stock from the
    exercise of options       1,000       383,000                     384,000
  Issuance of 4,152 shares
    of common stock to the
    Company's 401(k) plan                  50,000                      50,000
  Purchase and retirement of
    common stock                          (30,000)     (73,000)      (103,000)
  Tax benefit of employee
    stock options                         366,000                     366,000
------------------------------------------------------------------------------
Balance at March 31, 1998   $33,000    $7,721,000   $9,065,000    $16,819,000
==============================================================================


                See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
Year Ended March 31,                                    1998             1997
------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                      $3,189,000       $2,485,000
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation                                   492,000          394,000
      Deferred compensation                            --               8,000
      Deferred tax expense                            34,000          (38,000)
      Equity in income of affiliate                 (340,000)           --
      Loss on disposal of property and equipment       8,000           19,000
      Tax benefit from exercise of stock options     366,000           18,000
      Changes in assets and liabilities:
        Accounts receivable                         (390,000)        (588,000)
        Inventories                                 (260,000)        (191,000)
        Prepaid expenses and other current assets   (236,000)          12,000
        Related party receivable                       --             353,000
        Accounts payable                             311,000           86,000
        Accrued expenses                              11,000          142,000
------------------------------------------------------------------------------
         Net cash provided by operating activities 3,185,000        2,700,000
------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of available-for-sale securities      (2,660,000)           --
  Sales of available-for-sale securities           1,453,000            --
  Proceeds from sale of property and equipment         --               6,000
  Purchases of property and equipment               (783,000)        (735,000)
  Note receivable from affiliate                       --          (1,000,000)
  Investment in and cash received from affiliate      94,000         (862,000)
------------------------------------------------------------------------------
         Net cash used in investing activities    (1,896,000)      (2,591,000)
------------------------------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from exercise of stock options        434,000          191,000
  Purchase and retirement of common stock           (103,000)           --
------------------------------------------------------------------------------
         Net cash provided by financing activities   331,000          191,000
------------------------------------------------------------------------------
Net increase in cash and cash equivalents          1,620,000          300,000
Cash and cash equivalents at beginning of period   7,646,000        7,346,000
------------------------------------------------------------------------------
Cash and cash equivalents at end of period        $9,266,000       $7,646,000
==============================================================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for income taxes      $1,594,000       $1,426,000
==============================================================================

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

Available-for-Sale Securities
Debt securities, which consist of municipal bonds, are classified as available-for-sale. The amortized cost of available-for-sale securities approximates fair value due to the relative short-term nature of these securities. The amortization of premiums and discounts on debt securities in this category are included in investment income and reflected in the amortized cost of the debt securities. The cost of securities sold during the period is based on the specific identification method. Interest on securities in this category are included in investment income.

Available-for-sale securities held at March 31, 1998 are summarized below:

                                             Amortized Cost        Fair Value
------------------------------------------------------------------------------
Due in one year or less                            $676,000          $677,000
Due after one year through two years                531,000           530,000
------------------------------------------------------------------------------
                                                 $1,207,000        $1,207,000
==============================================================================

Inventories
Inventories are stated at the lower of cost, on a first in, first out basis, or market.

Advertising
Advertising costs consist primarily of print advertising costs which are charged to expense as incurred. Advertising costs expensed during the years ended March 31,1997 and 1998 were $103,000 and $153,000, respectively.

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

Fair Value of Financial Instruments
The fair value of the note receivable from affiliate approximates its book value at March 31, 1998 and 1997. The fair value of available-for-sale securities approximates cost as of March 31, 1998.

Income Taxes (see Note 9)
Mity-Lite uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

Stock Based Compensation
Statement of Financial Account Standards (SFAS) No. 123 "Accounting for Stock-based Compensation" requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Since Mity-Lite has decided to continue applying APB 25 (as permitted by SFAS No. 123), the appropriate required disclosure of the effects of SFAS No. 123 are included in Note 7.

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

Long-Lived Assets
In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of long-term assets based on current and anticipated undiscounted cash flows and recognizes impairment when such cash flows will be less than the carrying values. During the years ended March 31, 1998 and 1997, there were no impairments.

Reclassifications
Certain reclassifications have been made to 1997 balances to be consistent with the 1998 presentation.

Earnings Per Share
During the year ended March 31, 1998, Mity-Lite adopted SFAS No. 128, "Earnings Per Share," which established new standards for computing and presenting earnings per share data. Upon adoption, Mity-Lite restated its earnings per share for all prior periods to conform with SFAS No. 128. The computations of earnings per share under SFAS No. 128 are summarized below:

                                1998                            1997
------------------------------------------------------------------------------
                                          Per-                            Per-
                               Average   Share                 Average   Share
                     Income     Shares  Amount       Income     Shares  Amount
------------------------------------------------------------------------------
EPS - Basic:
 Income available
  to common
  stockholders   $3,189,000  3,227,850   $0.99   $2,485,000  3,120,433   $0.80
Effect of dilutive
 options                       161,604                         158,902
------------------------------------------------------------------------------
EPS - Dilutive:  $3,189,000  3,389,454   $0.94   $2,485,000  3,279,335   $0.76
==============================================================================


2.  Inventories

Inventories consisted of the following:

March 31,                                               1998             1997
------------------------------------------------------------------------------
Materials and supplies                              $812,000         $611,000
Work-in-progress                                      58,000           58,000
Finished goods                                        90,000           31,000
------------------------------------------------------------------------------
                                                    $960,000         $700,000
==============================================================================


3.  Property and Equipment

Property and equipment consisted of the following:

March 31,                                               1998             1997
------------------------------------------------------------------------------
Equipment                                         $1,835,000       $1,605,000
Furniture and fixtures                             1,130,000          770,000
Leasehold improvements                               620,000          509,000
------------------------------------------------------------------------------
                                                   3,585,000        2,884,000
Less accumulated depreciation and amortization    (1,673,000)      (1,255,000)
------------------------------------------------------------------------------
                                                  $1,912,000       $1,629,000
==============================================================================


4.  Investment in and Note Receivable from Affiliate

On March 31, 1997, the Company completed the acquisition of a 49.9 percent equity interest in DO Group, Inc., a privately-held manufacturer of office seating and office panel systems headquartered in Elkhart, Indiana. DO Group, Inc. is a shell corporation whose only asset is 100 percent of the common stock of Sican Corp. DO Group markets its products under the Domore(TM) and DO3(TM) trade names and has manufacturing facilities in Elkhart, Indiana and Marked Tree, Arkansas. Relevant financial information is summarized below:

Twelve months ended                           March 31, 1998    Dec. 31, 1996
------------------------------------------------------------------------------
Net sales                                        $12,145,000      $14,235,000
Net income (loss)                                  1,203,000         (480,000)
Total assets                                       7,477,000        7,411,000
Total liabilities                                  7,088,000        8,264,000
Mity-Lite's share of DO Group's
  net assets (deficit)                               194,000         (426,000)

Mity-Lite purchased its 49.9 percent equity interest for $750,000 in cash and the payment of certain closing and due diligence costs totaling $118,000. Mity-Lite holds a put option to put back its investment to the DO Group officers at any time until May 2000. The price of the put option equals the greater of Mity-Lite's cost of investment plus 10 percent per annum or the value of Mity-Lite's interest in DO Group using Mity-Lite's then current price earnings ratio applied to the earnings of DO Group. Mity-Lite's put option is collateralized by the remaining 50.1 percent interest in DO Group. When the put option expires, the majority owners of DO Group will have the right to convert their 50.1 percent interest in DO Group into 115,000 shares of Mity-Lite common stock, at which time DO Group will become a wholly owned subsidiary of Mity-Lite.

Mity-Lite utilizes the equity method of accounting for its investment. Under the equity method, Mity-Lite recognizes its proportionate share of the earnings or losses of DO Group as incurred. For the year ended March 31, 1998, DO Group contributed $340,000 to Mity-Lite's pretax profit. Mity-Lite Management estimates that the difference between Mity-Lite's investment and its share of the underlying equity in DO Group's net assets is approximately $866,000. Various components of this amount are being amortized over periods up to 30-years.

As part of the acquisition, Mity-Lite loaned $1,000,000 in a senior subordinated note to a wholly owned subsidiary of DO Group. The note, which is subordinated to a financial institution's interest, is secured by inventories, receivables, machinery & equipment, furniture and fixtures, real property, and all other assets of DO Group. The note is callable in the event the put option is exercised. The note matures on March 24, 2000 and bears interest at 10 percent payable quarterly. The Company believes the interest rate approximates the market rate of interest for similar debt instruments negotiated at arms length. Because of the expected positive net income and cash flows of DO Group, Management believes the investment in DO Group will be recoverable and the note receivable will be collectible.


5.  Debt

The Company has an unsecured $3,000,000 line of credit with Zions First National Bank which expires in December 1998 with interest at the bank's base rate (8.50 percent at March 31, 1998). In addition, the Company has an unsecured $2,000,000 line of credit with First Security Bank which expires in October 1998 with interest at the bank's prime rate (8.50 percent at March 31, 1998). No balances were outstanding on either line as of March 31,1998 and 1997. Among other restrictions, debt covenants related to the lines of credit require the Company to maintain certain financial ratios and levels of working capital, all of which were met at March 31, 1998 and 1997.

6.  Accrued Expenses

Accrued expenses consisted of the following:

March 31,                                               1998             1997
------------------------------------------------------------------------------
Accrued payroll and payroll taxes                   $341,000         $336,000
Accrued warranty                                     155,000          140,000
Other                                                  --               9,000
------------------------------------------------------------------------------
                                                    $496,000         $485,000
==============================================================================


7.  Common Stock Options

At March 31, 1998, the Company has two stock incentive plans, the 1990 Stock Incentive Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1990 Plan, Mity-Lite authorized and reserved a total of 500,000 shares of common stock for issuance under the plan. Under the 1997 Plan, Mity-Lite authorized and reserved a total of 300,000 shares of common stock for issuance under the plan. The purchase price for the shares under the Plans is equal to the fair value of the Common Stock at the date the options are granted as determined by the closing price listed on Nasdaq. A table of stock option activity is shown below:

                                                                     Weighted
                                                      Number          Average
                                                  Of Options   Exercise Price
------------------------------------------------------------------------------
Outstanding at April 1, 1996                         304,299          $  4.07
Granted                                              187,150            13.65
Exercised                                            (62,317)            2.81
Forfeited                                             (4,542)            6.79
------------------------------------------------------------------------------
Outstanding at March 31, 1997                        424,590             8.45
Granted                                               69,000            15.13
Exercised                                           (100,738)            3.84
Forfeited                                             (7,725)           11.23
------------------------------------------------------------------------------
Outstanding at March 31, 1998                        385,127           $10.79
==============================================================================

Options exercisable at March 31, 1998 and 1997 were 123,951 and 182,694, respectively. Options vest over a one to four year period.

The following table summarizes the combined information from the 1990 and 1997 Stock Incentive Plans' options outstanding at March 31, 1998:

                   Options Outstanding                    Options Exercisable
------------------------------------------------------------------------------
                                   Weighted
                                    Average  Weighted                 Weighted
     Range of                     Remaining   Average                  Average
     Exercise       Number      Contractual  Exercise         Number  Exercise
       Prices  Outstanding  Life (in years)     Price    Exercisable     Price
------------------------------------------------------------------------------
$ 2.73-$ 3.50       78,528             1.07    $ 3.13         78,528   $  3.13
  6.00-  8.63       60,118             2.88      7.06         38,282      7.11
  9.13- 11.63       36,481             3.96      9.95          7,141      9.13
 14.50- 17.75      210,000             4.45     14.87          --         --
------------------------------------------------------------------------------
$ 2.73-$17.75      385,127             3.47    $10.79        123,951   $  4.70
==============================================================================

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

Year ended March 31,                                    1998             1997
------------------------------------------------------------------------------
Net income:
  As reported                                     $3,189,000       $2,485,000
  Pro forma                                        2,992,000        2,431,000
------------------------------------------------------------------------------
Earnings per share - basic:
  As reported                                          $0.99            $0.80
  Pro forma                                            $0.93            $0.78
Earnings per share - diluted:
  As reported                                          $0.94            $0.76
  Pro forma                                            $0.88            $0.74
------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: expected volatility of 30 percent and 31 percent, risk free interest rates of 5.48 percent and 6.02 percent, and expected lives of one to four years. Under SFAS No. 123, the weighted average fair value per share of options issued during the years ended March 31, 1998 and 1997 were $3.36 and $3.85, respectively.


8.  Employee Benefit Plans

In January 1995, The Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 1998 and 1997 were $39,000 and $35,000, respectively.

In October 1996, the Board of Directors reserved up to 25,000 shares of Mity-Lite common stock to be issued under the provisions of the 401(k) plan.
Shares are issued to the plan on a quarterly basis. The number of shares issued to the plan for the years ended March 31, 1998 and 1997 were 4,152 and 2,570, respectively. As of March 31, 1998, 6,722 shares had been issued under the provisions of the plan.


9.  Income Taxes

Income tax provision consisted of the following components:

Year ended March 31,                                    1998             1997
------------------------------------------------------------------------------
Current:
  Federal                                         $1,495,000       $1,242,000
  State                                              225,000          200,000
------------------------------------------------------------------------------
    Total current                                  1,720,000        1,442,000
------------------------------------------------------------------------------
Deferred:
  Federal                                             31,000          (35,000)
  State                                                3,000           (3,000)
------------------------------------------------------------------------------
    Total deferred                                    34,000          (38,000)
------------------------------------------------------------------------------
                                                  $1,754,000       $1,404,000
==============================================================================


The tax provisions were at effective rates as follows:

Year ended March 31,                                    1998             1997
------------------------------------------------------------------------------
Federal statutory tax rates                            34.0%            34.0%
State income taxes, net of federal benefit              3.3              3.3
Tax exempt interest                                    (1.6)            (1.4)
Other                                                  (0.2)             0.2
------------------------------------------------------------------------------
                                                       35.5%            36.1%
==============================================================================


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

Year Ended March 31,                 1998                        1997
------------------------------------------------------------------------------
                            Current     Long-Term       Current     Long-Term
------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful
    accounts                $36,000                     $28,000
  Inventory                   2,000                       2,000
  Vacation accrual           25,000                      19,000
  Warranty reserve and
    accrual                 119,000                      84,000
  Other accruals             10,000                       9,000
------------------------------------------------------------------------------
Total                       192,000                     142,000

Deferred tax liabilities:
  Depreciation                            ($8,000)                   ($13,000)
  Investment in affiliate                 (89,000)
------------------------------------------------------------------------------
Net deferred tax asset
  (liability)              $192,000      ($97,000)     $142,000      ($13,000)
==============================================================================



10.  Commitments and Related Party Transactions

The Company leases its building facilities from a related party under an operating lease which expires in March 2000 and is renewable at the then current market rates for an additional ten years. The agreement requires minimum lease payments of $205,000 per year until expiration. The Company also has other month to month lease agreements. Total rent expense was $209,000 and $208,000 for the years ended March 31, 1998 and 1997, respectively.


11.  Recently Issued Financial Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 will require Mity-Lite to add disclosure to the financial statements about comprehensive income.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which redefines how public business enterprises report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographical areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company is evaluating this statement to determine the impact on its reporting and disclosure requirements.