Form 10-K405, Exhibit 13
period 1999-03-31
MITY LITE INC
filed 1999-06-15
CIK 921030

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal years ended March 31, 1999, 1998 and 1997 and the balance sheet data at March 31, 1999 and 1998 are derived from, and should be read in conjunction with the audited Financial Statements included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal year ended March 31, 1996 and 1995 and the balance sheet data at March 31, 1997, 1996 and 1995 are derived from audited financial statements not included in this Annual Report to Shareholders.

Statement of Income Data

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
                                 1999      1998      1997      1996      1995
------------------------------------------------------------------------------
                                  (in thousands, except per share data)
Net sales                     $29,468   $25,337   $18,680   $15,383   $13,029
Cost of products sold          18,122    15,988    10,921     9,125     7,669
------------------------------------------------------------------------------
Gross profit                   11,346     9,349     7,759     6,258     5,360
Expenses:
    Selling                     4,234     3,782     2,969     2,194     1,982
    General and administrative  1,301       843       865       707       601
    Research and development      549       488       375       511       392
    Expenses related to potential
     acquisitions                 --        --        --        128       --
------------------------------------------------------------------------------
Income from operations          5,262     4,236     3,550     2,718     2,385
Interest and other, net           842       707       339       219       116
------------------------------------------------------------------------------
Income before provision for
  income taxes                  6,104     4,943     3,889     2,937     2,501
Provision for income taxes      2,174     1,754     1,404     1,009       773
------------------------------------------------------------------------------
Net income                    $ 3,930   $ 3,189   $ 2,485   $ 1,928   $ 1,728
==============================================================================
Basic earnings per share        $1.21     $0.99     $0.80     $0.62     $0.57
==============================================================================
Weighted average common shares
     outstanding - basic    3,245,584 3,227,850 3,120,433 3,085,801 3,039,083
==============================================================================
Diluted earnings per share      $1.17     $0.94     $0.76     $0.60     $0.55
==============================================================================
Weighted average common and
    common equivalent shares
    - diluted               3,358,453 3,389,454 3,279,335 3,235,061 3,143,308
==============================================================================

BALANCE SHEET DATA

March 31,
------------------------------------------------------------------------------
                                 1999      1998      1997      1996      1995
------------------------------------------------------------------------------
                                             (In thousands)

Total assets                  $23,463   $18,556   $14,264   $11,321    $9,090
Working capital                14,374    12,895     9,454     8,918     6,863
Current portion of
  long term debt                   45       --        --        --        --
Long term debt less
  current portion                  97       --        --        --        --
Stockholders' equity           19,918    16,819    12,933    10,231     8,167


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company designs and manufactures commercial furniture and markets these products in niche markets. The Company's product lines consist of multipurpose room furniture, health care seating and, through an affiliate, specialty office seating and office systems. In addition, the Company continues to actively pursue acquisitions of product lines or companies that will be complementary to the Company's businesses.

The Company's multipurpose room furniture is marketed under the Mity-Lite trade name and consists of lightweight, durable, folding leg tables, stacking chairs and other related products. These products are used in multipurpose rooms of educational, recreational, hotel and hospitality, government, office, health care, religious and other public assembly facilities. The stacking chairs are marketed under the MityTuff(R), MityStack(TM), MityFlex(TM), MityDeluxe(TM) and MityHost(TM) trade names. Some of these chairs are distributed by Mity-Lite under original equipment manufacturer (OEM) arrangements with the chair manufacturers while others are manufactured and/or assembled in the Company's Orem, Utah facility. Historically, Mity-Lite's growth has come from an expanding base of new customers and from increasing sales to existing customers in this segment of the business. The multipurpose room operation's current and future growth is largely dependent upon its ability to successfully introduce and market new product lines of multipurpose room furniture such as chairs, staging, flooring, partitions, podiums, risers and bench seating and its ability to continue increasing its market penetration into the table market.

Net sales of the Company's table products have increased during the fiscal years ended March 31, 1999, 1998 and 1997. Management expects, but cannot assure, that this trend will continue. Gross margins and expenses associated with chairs and other new product lines are difficult to predict during start up periods but the Company believes that by applying its management techniques to these product lines, profitability rates slightly less than those achieved on table products can ultimately be reached. However, no assurance can be given that these results will be realized.

The Company's health care seating operations were acquired in November 1998. The Company acquired all of the outstanding stock of Broda Enterprises Inc. for $2.5 million. The purchase price includes a contingent amount of up to $0.4 million if certain net sales and earnings before interest, tax, depreciation and amortization (EBITDA) targets are met for the year ending December 31, 1999. Broda's products are marketed under the Broda trade name and its operations are based in Waterloo, Ontario, Canada.

On April 9, 1999, the Company acquired certain assets and obligations of The CenterCore Group, Inc. ("CenterCore"), a privately-owned designer, manufacturer and marketer of pod style and panel systems furniture marketed to call centers and other high density office use environments.

Two wholly owned subsidiaries of Mity-Lite completed the transactions. C Core, Inc., a Utah corporation, purchased the accounts receivable, inventory, machinery and equipment, intellectual property and certain other assets of The CenterCore Group, Inc. for an estimated $5.0 million. The final purchase price will be determined based on asset values at closing and will be adjusted dollar for dollar for increases and/or decreases in the closing book values of accounts receivable, inventory, and machinery and equipment. C Core will continue to design and market call center and panel systems furniture under the CenterCore name. Product manufacturing will be transitioned to DO Group, Inc., a 49.9 percent owned affiliate of the Company.

BOCCC, Inc., also a Utah corporation and wholly owned subsidiary of the Company, purchased the outstanding subordinated debt obligations of CenterCore for $0.5 million. The outstanding subordinated debt obligations of CenterCore totaled approximately $2.0 million at closing. In addition, BOCCC, Inc. has since purchased other certain claims. Cash from the Company's general working capital was used to fund the purchases.

The Company also owns a 49.9 percent equity interest in DO Group, Inc., a privately-held manufacturer of specialty office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore(TM), Corel(TM), JG(TM) and DO3(TM) trade names and has manufacturing facilities in Elkhart, Indiana and Marked Tree, Arkansas. DO Group's total sales for the years ended March 31, 1999 and 1998 were $15,139,000 and $12,145,000 respectively. DO Group's net income for the years ended March 31, 1999 and 1998 was $1,923,000 and $1,203,000. Mity-Lite
holds an option to put back its investment in DO Group to the DO Group officers at any time until May 15, 2000. At the conclusion of the put option period and if the put option has not been exercised, the majority owners of DO Group will have the right to convert their 50.1 percent interest in DO Group into 115,000 shares of Mity-Lite common stock, at which time DO Group will become a wholly-owned subsidiary of Mity-Lite.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income:

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
                                 1999      1998      1997      1996      1995
------------------------------------------------------------------------------
Net sales                       100.0%    100.0%    100.0%    100.0%    100.0%
Cost of products sold            61.5      63.1      58.5      59.3      58.9
------------------------------------------------------------------------------
Gross profit                     38.5      36.9      41.5      40.7      41.1
Operating expenses:
    Selling                      14.4      14.9      15.9      14.3      15.2
    General and administrative    4.4       3.4       4.6       4.6       4.6
    Research and development      1.8       1.9       2.0       3.3       3.0
    Expenses related to
      potential acquisitions      --        --        --        0.8       --
------------------------------------------------------------------------------
Income from operations           17.9      16.7      19.0      17.7      18.3
Interest and other, net           2.8       2.8       1.8       1.4       0.9
------------------------------------------------------------------------------
Income before tax                20.7      19.5      20.8      19.1      19.2
Provision for income taxes        7.4       6.9       7.5       6.6       5.9
------------------------------------------------------------------------------
Net income                       13.3%     12.6%     13.3%     12.5%     13.3%
==============================================================================


COMPARISON OF FISCAL YEARS 1999, 1998 and 1997

Net Sales
The Company's fiscal 1999 net sales of $29,468,000 increased 16.3 percent over net sales in fiscal 1998. For fiscal 1999, the increase reflected sales growth of 11.0 percent in the Company's multipurpose room furniture lines. Multipurpose room chair sales represented 8.8 percent of net sales for the fiscal year ended March 31, 1999 as compared to 8.9 percent for the fiscal year ended March 31, 1998. Health care chair and accessories sales, related to the Broda acquisition, represented 4.5 percent of net sales for fiscal 1999. International sales represented 11.0 percent of net sales for fiscal 1999 as compared to 7.8 percent in fiscal 1998. The sales increase has resulted mainly from increased sales in the government, recreation, church and hospitality market segments and an overall higher average unit sales price realized on table sales, as well as sales added as a result of the recent Broda acquisition.

Net sales in fiscal 1998 of $25,337,000 increased 35.6 percent over net sales in fiscal 1997. Chair sales represented 8.9 percent and 6.9 percent of net sales for the fiscal years ended March 31, 1998 and 1997, respectively. International sales represented 7.8 percent and 7.4 percent of net sales for the same respective time periods. The sales increase has resulted mainly from increased sales in the hospitality, church, public assembly and education market segments and an overall higher average unit sales price realized on table sales.

Gross Profit
For the fiscal year ended March 31, 1999, gross profit as a percentage of net sales increased by 1.6 percentage points to 38.5 percent as compared to 36.9 percent in the prior year. The increase was the result of a higher average sales price on table products, lower material costs and higher labor efficiency due to improved training and retention of employees. This was partially offset by an increase in labor costs as well as a lower gross profit on health care chair sales due to writing off the inventory purchase adjustment resulting from the Broda acquisition.

For fiscal 1998, gross profit as a percentage of net sales decreased by 4.6 percentage points from 41.5 percent in fiscal 1997 to 36.9 percent for the fiscal year ended March 31, 1998. The decrease was caused by increased production costs related to a new bonding process, additional production and labor costs associated with implementing a second production shift, increasing labor rates and staffing levels, increasing freight costs, and increasing chair sales which, when compared to table products, have lower gross profit margins.

Operating Expenses
For fiscal 1999, selling expenses were 14.4 percent of net sales as compared to 14.9 percent in the prior year. Actual expenses increased by $452,000 or
12.0 percent. The decrease as a percent of sales was due to lower personnel and advertising costs partially offset by higher selling expenses for health care chairs. For fiscal 1998, selling expenses were 14.9 percent of net sales as compared to 15.9 percent for the prior fiscal year. Actual spending for fiscal 1998 increased by 27.4 percent, or $813,000 as compared to fiscal 1997, resulting from higher personnel, international selling, and advertising costs.
General and administrative expenses were 4.4 percent, 3.4 percent and 4.6 percent of net sales in fiscal 1999, 1998 and 1997, respectively. The increase of 1.0 percentage point, or $458,000 in fiscal 1999 over fiscal 1998 was due to additional personnel related expenses, the addition of the total quality management and training position to the administrative staff, increased investor relations spending and higher general and administrative costs associated with Broda. In fiscal 1998, actual spending decreased by 2.5 percent, or $22,000. The decrease in spending resulted primarily from decreases in personnel related expenses and rent expenses.

Research and development expenses were 1.8 percent, 1.9 percent and 2.0 percent of net sales in fiscal 1999, 1998 and 1997 respectively. For fiscal 1999, actual spending increased by 12.5 percent, or $61,000. This increase in actual spending resulted from increased spending on product development and prototyping partially offset by lower personnel expenses. For fiscal 1998, actual spending increased by 30.1 percent, or $113,000. The increase in research and development expenditures primarily resulted from increases in personnel related expense partially offset by lower prototyping costs.

Other Income/Expense
Other income and expense netted to $842,000 in fiscal 1999. Investment income was $442,000, an increase of $67,000 from the prior fiscal year due to a higher average balance of cash and cash equivalents and available-for-sale securities. Mity-Lite recognized income of $480,000 from its investment in the DO Group. The $480,000 represents Mity-Lite's proportionate share of DO Group's net income for the year ended March 31, 1999, less certain additional amortization and depreciation created as a result of the purchase. Mity-Lite also incurred a net loss of $28,000 from the disposition of certain assets, a loss of $10,000 on currency exchange, and $10,000 in interest expense resulting from Broda's long term debt.

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

Net Income
For reasons stated above, the Company's 1999 fiscal year net income of $3,930,000 increased 23.2 percent over net income in fiscal 1998. For fiscal 1998, net income of $3,189,000 increased 28.3 percent over net income in the prior fiscal year.


QUARTERLY RESULTS OF OPERATIONS

The following table sets forth selected unaudited quarterly financial data for the most recent twelve quarters. This quarterly financial data reflects, in the opinion of Management, all adjustments necessary to present fairly the results of operations for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that operating results may fluctuate on a quarterly basis depending upon a number of factors. Earnings per share information may not add to match annual earnings per share information due to rounding.

Unaudited Quarterly Financial Information:

------------------------------------------------------------------------------
                           Q1 97     Q2 97     Q3 97     Q4 97
------------------------------------------------------------------------------
                         (In thousands, except per share amounts)
Net sales                 $4,647    $4,939    $4,517    $4,577
Gross profit               2,006     2,046     1,865     1,842
Income before provision
  for income tax             922     1,057       929       981
Net income                   585       672       588       640
Basic earnings per share    0.19      0.22      0.19      0.20
Diluted earnings per share  0.18      0.21      0.18      0.19

------------------------------------------------------------------------------
                           Q1 98     Q2 98     Q3 98     Q4 98
------------------------------------------------------------------------------
                         (In thousands, except per share amounts)
Net sales                 $6,296    $7,341    $5,667    $6,033
Gross profit               2,423     2,780     2,003     2,143
Income before provision
  for income tax           1,247     1,562     1,023     1,111
Net income                   786       984       644       775
Basic earnings per share    0.25      0.31      0.20      0.24
Diluted earnings per share  0.24      0.29      0.19      0.23

------------------------------------------------------------------------------
                           Q1 99     Q2 99     Q3 99     Q4 99
------------------------------------------------------------------------------
                         (In thousands, except per share amounts)
Net sales                 $7,664    $7,361    $6,812    $7,631
Gross profit               2,753     2,815     2,733     3,045
Income before provision
  for income tax           1,586     1,684     1,380     1,454
Net income                   999     1,061       836     1,034
Basic earnings per share    0.31      0.33      0.26      0.32
Diluted earnings per share  0.29      0.31      0.25      0.31


The Company's quarterly operating results can fluctuate significantly depending on factors such as timing of new product introductions, market acceptance of new products, increased competitive pressures, growth in the commercial furniture market, acquisitions, expansion of international operations, timing and expansion into complementary products such as chairs, changes in raw material sources and costs, and adverse changes in general economic conditions in any of the countries in which the Company does business. The Company's ability to develop and market tables, chairs, office furniture and complementary products that successfully adapt to current market needs may also have an impact on future quarterly results of operations. No assurances are made that the Company will not experience such quarterly variations in the future.


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, which consist primarily of high-quality municipal bonds and tax-advantaged money market instruments, totaled $8.03 million at March 31, 1999 which compared to $9.27 million at March 31, 1998. In addition, the Company holds available-for-sale securities which totaled $3.90 million at March 31, 1999 and $1.21 million at March 31, 1998. The decrease in cash and cash equivalents for fiscal 1999 as compared to fiscal 1998 was due primarily to the net purchase of highly liquid available-for-sale securities ($2.69 million), the purchase of Broda Enterprises ($2.01 million), buying back shares of the Company's common stock ($1.16 million) and purchases of manufacturing and computer equipment ($0.63 million). This decrease was partially offset by cash generated from operations ($4.90 million), net proceeds related to the exercise of stock options ($0.20 million) and interest received from affiliate ($0.10 million).

The increase in cash and cash equivalents for 1998 as compared to 1997 was due primarily to cash generated from operations ($3.18 million), net proceeds related to the exercise of stock options ($0.43 million) and interest received from an affiliate ($0.10 million). This increase was partially offset by cash used to purchase highly liquid available-for-sale securities ($1.21 million), to purchase manufacturing and computer equipment, furniture and make certain leasehold improvements ($0.78 million) and to buy back small amounts of the Company's common stock ($0.10 million).

In recent history, the Company has financed its growth through cash from operations. In addition, the Company has a revolving credit facility with Zions First National Bank. The agreement, which expires on December 1, 1999, allows the Company to draw up to $3,000,000 under the credit facility. As of March 31, 1999, the Company had no amounts drawn under this facility. The Company also has a revolving credit facility associated with its Broda Enterprises subsidiary from Toronto Dominion Bank. The agreement allows the Company to draw up to $364,000 under the credit facility. As of March 31, 1999, the Company had drawn $286,000. The credit facilities require the maintenance of certain financial ratios and levels of working capital, all of which were met as of March 31, 1999. Also, up to $400,000 is contingently payable for the Broda acquisition based on Broda obtaining certain sales and earnings growth targets through December 31, 1999.

The Company believes that cash flow from its current operations together with existing cash reserves will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months. However, the Company's working capital requirements may significantly increase if other acquisitions are consummated. No assurances can be given as to the sufficiency of the Company's working capital to support the Company's operations following any such acquisitions. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than estimated, the Company could be required to raise additional capital. There can be no assurance the Company will be capable of raising additional capital or that the terms upon which such capital will be available to the Company will be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 1999, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $713,000. There is no assurance that such options will be exercised.

The Company's material cash commitments at March 31, 1999 consisted primarily of current liabilities to be repaid from funds generated from operations. At March 31, 1999, the Company had total current liabilities of $3,177,000. The Company has also entered into a lease agreement from a related party for its Orem, Utah production and office facility under which it is obligated to pay $17,100 per month through March 2000. The Company also leases production and office facilities at its Waterloo, Ontario, Canada location. The current agreement requires lease payments of $4,700 per month through July 2000. In addition, in October 1998 the Company was authorized by the board of directors to repurchase up to 100,000 shares of Mity-Lite common stock. Approximately 46,000 shares remain to be purchased under the repurchase program.


INFORMATION SYSTEMS AND THE YEAR 2000

The year 2000 problem is the result of computer programs being written using two digits rather than four digits to define an applicable year. Any of the Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, but not limited to, a temporary inability to process transactions, send invoices, track supplies and status of manufacturing activities, or engage in similar business activities.

The Company completed a comprehensive project to upgrade its information, technology, manufacturing and facilities computer software to programs that will consistently and properly recognize the Year 2000. Many of the Company's systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are already Year 2000 compliant. The Company has tested these systems and determined that they are Year 2000 compliant. The Company also plans to test any newly acquired systems. The Company has also obtained assurances and will continue to obtain assurances from vendors that timely updates will be made available to make all remaining purchased software and upgrades Year 2000 compliant.

The Company has utilized and will continue to utilize internal resources to test all of its software for Year 2000 compliance and, where necessary, upgrade or replace noncompliant systems. For existing systems, this project has been completed. The estimated cost of this project, including the cost of new systems which will be capitalized, is less than $50,000. To date, $25,000 of this amount has been expensed, and $5,000 has been capitalized. This cost will be funded though operating cash flows. Failure by the Company and/or domestic or foreign vendors and customers to complete Year 2000 compliance work in a timely manner could have a material adverse effect on certain of the Company's operations. In the event of such failure, the Company may lose certain customers, vendors and suppliers, and third party vendors and service providers may not be able to perform their obligations to the Company in a timely and efficient manner. The Company may also suffer a decrease in manufacturing efficiency and manufacturing and inventory control efficiency. The Company is currently assessing and evaluating back-up plans in the event the Year 2000 problem does materially affect the Company's operations. The Company may not accurately identify all potential Year 2000 problems within our business and the corrective measures we may implement may be ineffective or incomplete. Any such problems could interrupt our operations and cause our revenues to decrease.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best current estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain technical resources, the success of customers and vendors in addressing the Year 2000 problem, third party modification plans and other factors. Certain statements made under the caption "Information System and the Year 2000" are "forward-looking statements" as defined in the next paragraph below. Such forward-looking statements relate to: (i) the Company's ability to timely and adequately test its systems affected by the Year 2000 problem, and (ii) the Company's ability to remedy the material Year 2000 problems in 1999 and in a manner that will not materially affect the Company's financial condition or results of operations. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in resolving the Year 2000 problem, the ability to locate and correct all relevant computer codes, the success of customers, vendors and service providers in addressing the Year 2000 problem, and similar uncertainties.

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


FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Certain statements made above in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition, when used in this filing, the words or phrases "may," "will," "Management believes," "Company believes," "Company intends," "estimates," "projects," "anticipates," "expects" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Reform Act.

Forward-looking statements contained herein include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, manufacturing process and potential acquisitions. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements and associated risks set forth herein and elsewhere in this annual report relate to: (i) the Company's expectation that it will be able to continue to increase net sales of table products and expand its share of the market for lightweight, durable, folding leg tables and achieve gross margins on chair products slightly less than its gross margins on its table products, (ii) the Company's anticipation that it will be able to attract new customers, (iii) the Company's intentions to expand into new markets, (iv) the Company's ability to locate and consummate acquisitions of complementary product lines or companies on terms acceptable to the Company and integrate such acquisitions together with its recent acquisitions into the Company's operations, (v) the Company's expectations that it will be able to successfully address any issues relating to the Year 2000 problem, including (a) the Company's ability to timely and adequately test its systems affected by the Year 2000 problem, and (b) the Company's ability to remedy the material Year 2000 problems and remedy such problems in a manner that will not materially affect the Company's financial condition or results of operations, (vi) the Company's intention to expand and introduce new product lines to existing customers, (vii) the Company's expectation that it will be able to expand into new market segments by developing new products or acquiring other products or businesses in such segments and (viii) the Company's expectation that its cash from operations and other sources will be sufficient for its current needs.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed below as well as general economic and business conditions, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations listed below and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to (a) lower than expected revenue, revenue growth and cash flow from operations because of adverse economic or business conditions impacting the demand for higher priced commercial furniture products such as those offered by the Company, or the Company's inability, for any reason, to effectively introduce new commercial furniture products meeting the Company's quality and price standards or implement its marketing strategies, (b) management's ability to manage effectively the Company's growth, integrate the Broda and CenterCore acquisitions and manage the Company's geographically diverse operations, (c) the Company's ability to expand successfully into new markets such as in the specialty office seating and systems market and the health care seating and seating accessories market, (d) import restrictions and economic conditions in the Company's foreign markets, (e) increased competition in the Company's existing and future markets, (f) increased expenditures required to address the Year 2000 issue and a material adverse impact on the Company's material suppliers, customers or manufacturing partners resulting from the Year 2000 problem, (g) the market's acceptance of higher priced multipurpose room, specialty office and health care furniture, (h) the Company's ability to maintain relatively low cost labor rates in a period of lower unemployment,
(i) the Company's ability to source acceptable raw materials on a just-in-time basis at current prices, (j) increased product warranty service costs if warranty claims increase as a result of the Company's new manufacturing bonding process, new product lines or for any other reason, (k) the Company's ability to refine and enhance the quality and productivity of its manufacturing process, (l) the Company's ability to manufacture and market at current margins high quality, high performance products at competitive prices, and (m) the Company's ability to locate and consummate acquisitions of complementary product lines or companies on terms acceptable to the Company and integrate such acquisitions into the Company's operations.

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

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Mity-Lite, Inc.

We have audited the accompanying consolidated balance sheets of Mity-Lite, Inc. and subsidiary as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of Mity-Lite's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of DO Group, Inc., Mity-Lite's investment in which is accounted for by use of the equity method. Mity-Lite's equity of $1,483,000 and $1,108,000 in the DO Group's net assets at March 31, 1999 and March 31, 1998, and of $480,000 and $340,000 in that company's net income for the respective years then ended are included in the accompanying financial statements. The financial statements of DO Group, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mity-Lite, Inc. and subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Salt Lake City, Utah
May 13, 1999

MITY-LITE, INC.
CONSOLIDATED BALANCE SHEETS

March 31,                                            1999             1998
------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                 $ 8,029,000       $9,266,000
    Available-for-sale securities               3,899,000        1,207,000
    Accounts receivable, less allowances
    of $395,000 at March 31, 1999 and
    $259,000 at March 31, 1998                  3,596,000        2,586,000
    Inventories                                 1,544,000          960,000
    Prepaid expenses and other current assets     233,000          324,000
    Deferred income tax assets                    250,000          192,000
------------------------------------------------------------------------------
  Total current assets                         17,551,000       14,535,000
  Property and equipment, net                   2,155,000        1,912,000
  Investment in affiliate                       1,483,000        1,108,000
  Note receivable from affiliate                1,066,000        1,000,000
  Intangible assets                             1,208,000            1,000
------------------------------------------------------------------------------
                                              $23,463,000      $18,556,000
==============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Bank line of credit                       $   286,000      $       --
    Accounts payable                            1,569,000        1,144,000
    Accrued expenses                            1,277,000          496,000
    Current portion - long term debt               45,000              --
------------------------------------------------------------------------------
  Total current liabilities                     3,177,000        1,640,000
  Deferred income tax liabilities                 271,000           97,000
  Long term debt                                   97,000              --
------------------------------------------------------------------------------
  Total liabilities                             3,545,000        1,737,000

  COMMITMENTS AND CONTINGENCIES (NOTE 11)             --               --

  Stockholders' equity:
    Preferred stock, par value $.10 per
      share; authorized 3,000,000 shares;
      no shares issued and outstanding                --               --
    Common stock, par value $.01 per share;
      authorized 10,000,000 shares; issued
      and outstanding 3,223,150 shares at
      March 31, 1999 and 3,260,585 shares
      at March 31, 1998                            32,000           33,000
    Additional paid-in capital                  7,822,000        7,721,000
    Retained earnings                          12,009,000        9,065,000
    Accumulated comprehensive income               55,000              --
------------------------------------------------------------------------------
  Total stockholders' equity                   19,918,000       16,819,000
------------------------------------------------------------------------------
                                              $23,463,000      $18,556,000
==============================================================================

                See accompanying notes to financial statements.

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF INCOME

Year Ended March 31,                           1999         1998         1997
------------------------------------------------------------------------------
  Net sales                             $29,468,000  $25,337,000  $18,680,000
  Cost of products sold                  18,122,000   15,988,000   10,921,000
------------------------------------------------------------------------------
    Gross profit                         11,346,000    9,349,000    7,759,000
  Selling                                 4,234,000    3,782,000    2,969,000
  General and administrative              1,301,000      843,000      865,000
  Research and development                  549,000      488,000      375,000
------------------------------------------------------------------------------
    Total operating expenses              6,084,000    5,113,000    4,209,000
------------------------------------------------------------------------------
  Income from operations                  5,262,000    4,236,000    3,550,000
  Other income (expense):
    Interest expense                        (10,000)         --        (2,000)
    Investment income                       442,000      375,000      360,000
    Equity in income of affiliate           480,000      340,000          --
    Amortization of intangibles             (32,000)         --           --
    Other                                   (38,000)      (8,000)     (19,000)
------------------------------------------------------------------------------
      Total other income, net               842,000      707,000      339,000
------------------------------------------------------------------------------
  Income before provision for
    income taxes                          6,104,000    4,943,000    3,889,000
  Provision for income taxes              2,174,000    1,754,000    1,404,000
------------------------------------------------------------------------------
  Net income                             $3,930,000   $3,189,000   $2,485,000
==============================================================================
  Basic earnings per share                    $1.21        $0.99        $0.80
==============================================================================
  Weighted average number of common
    shares - basic                        3,245,584    3,227,850    3,120,433
==============================================================================
  Diluted earnings per share                  $1.17        $0.94        $0.76
==============================================================================
  Weighted average number of common and
    common equivalent shares - diluted    3,358,453    3,389,454    3,279,335
==============================================================================









                See accompanying notes to financial statements.

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Accumulated
                                   Common     Additional                            Other             Total
                                Stock Par        Paid-In      Retained      Comprehensive      Stockholders'
                                    Value        Capital      Earnings             Income            Equity
-----------------------------------------------------------------------------------------------------------
 Balance at April 1, 1996         $31,000     $6,744,000    $3,456,000                 $0       $10,231,000

 Comprehensive income:
   Net income                                                2,485,000
   Unrealized gains on avail-
     able-for-sale securities                                                         --
   Foreign currency translation                                                       --
                                                                                               ------------
 Total comprehensive income                                                                       2,485,000

   Issuance of 62,317 shares of
     common stock from the
     exercise of options            1,000        170,000                                            171,000
   Issuance of 2,750 shares of
     common stock to the
     Company's 401(k) plan                        20,000                                             20,000
   Deferred compensation                                         8,000                                8,000
   Tax benefit of employee stock
     options                                      18,000                                             18,000
-----------------------------------------------------------------------------------------------------------
 Balance at March 31, 1997         32,000      6,952,000     5,949,000                  0        12,933,000

 Comprehensive income:
   Net income                                                3,189,000
   Unrealized gains on avail-
     able-for-sale securities                                                          --
   Foreign currency translation                                                        --
                                                                                               ------------
 Total comprehensive income                                                                       3,189,000

   Issuance of 100,738 shares of
     common stock from the
     exercise of options            1,000        383,000                                            384,000
   Issuance of 4,152 shares of
     common stock to the
     Company's 401(k) plan                        50,000                                             50,000
   Purchase and retirement of
     5,664 shares of common stock                (30,000)      (73,000)                            (103,000)
   Tax benefit of employee stock
     options                                     366,000                                            366,000
-----------------------------------------------------------------------------------------------------------
 Balance at March 31, 1998         33,000      7,721,000     9,065,000                  0        16,819,000
                                                                                                 (Continued)


                               See accompanying notes to financial statements.

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

                                                                              Accumulated
                                   Common     Additional                            Other             Total
                                Stock Par        Paid-In      Retained      Comprehensive      Stockholders'
                                    Value        Capital      Earnings             Income            Equity
------------------------------------------------------------------------------------------------------------
 Balance at March 31, 1998         33,000      7,721,000     9,065,000                  0        16,819,000

 Comprehensive income:
   Net income                                                3,930,000
   Unrealized gains on avail-
     able-for-sale securities                                                       5,000
   Foreign currency translation                                                    50,000
                                                                                               ------------
 Total comprehensive income                                                                       3,985,000

   Issuance of 32,441 shares of
     common stock from the
     exercise of options                         144,000                                            144,000
   Issuance of 4,040 shares of
     common stock to the
     Company's 401(k) plan                        58,000                                             58,000
   Purchase and retirement of
     73,916 shares of common
     stock                         (1,000)      (177,000)     (986,000)                          (1,164,000)
   Tax benefit of employee stock
     options                                      76,000                                             76,000
-----------------------------------------------------------------------------------------------------------
 Balance at March 31, 1999        $32,000     $7,822,000   $12,009,000            $55,000       $19,918,000
===========================================================================================================
                                                                                                 (concluded)

                               See accompanying notes to financial statements.

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended March 31,                                          1999         1998         1997
---------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $3,930,000   $3,189,000   $2,485,000
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                        624,000      492,000      394,000
       Deferred compensation                                    --           --         8,000
       Deferred tax expense                                   9,000       34,000      (38,000)
       Equity in income of affiliate                       (480,000)    (340,000)         --
       Loss on disposal of property and equipment            30,000        8,000       19,000
       Tax benefit from exercise of stock options            76,000      366,000       18,000
       Changes in assets and liabilities (net of
         effects from purchase of Broda):
         Accounts receivable                               (322,000)    (390,000)    (588,000)
         Inventories                                        146,000     (260,000)    (191,000)
         Prepaid expenses and other current assets          (28,000)    (236,000)      12,000
         Related party receivable                               --           --       353,000
         Accounts payable                                   247,000      311,000       86,000
         Accrued expenses                                   665,000       11,000      142,000
---------------------------------------------------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                4,897,000    3,185,000    2,700,000
 CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of available-for-sale securities            (3,429,000)  (2,660,000)         --
   Sales of available-for-sale securities                   743,000    1,453,000          --
   Proceeds from sale of property and equipment              26,000          --         6,000
   Purchases of property and equipment                     (631,000)    (783,000)    (735,000)
   Note receivable from affiliate                           (66,000)         --    (1,000,000)
   Cash received from (investment in) affiliate             105,000       94,000     (862,000)
   Purchase of Broda Enterprises (net of cash acquired)  (2,011,000)         --           --
---------------------------------------------------------------------------------------------
 NET CASH USED IN INVESTING ACTIVITIES                   (5,263,000)  (1,896,000)  (2,591,000)
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from exercise of stock options              202,000      434,000      191,000
   Purchase and retirement of common stock               (1,164,000)    (103,000)         --
   Increase in bank line of credit                          107,000          --           --
   Decrease in long term debt                               (19,000)         --           --
---------------------------------------------------------------------------------------------
 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (874,000)     331,000      191,000
 Effect of exchange rate changes on cash                      3,000          --           --
---------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents    (1,237,000)   1,620,000      300,000
 Cash and cash equivalents at beginning of year           9,266,000    7,646,000    7,346,000
---------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                $8,029,000   $9,266,000   $7,646,000
=============================================================================================


                       See accompanying notes to financial statements.

MITY-LITE, INC.
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                               1999         1998         1997
------------------------------------------------------------------------------
Cash paid during the year for
  income taxes                           $1,994,000   $1,594,000   $1,426,000

Cash paid for interest on long term debt     $5,000          --           --


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Broda Acquisition:
In November of 1998, the Company purchased all of the capital stock of Broda Enterprises for $2,099,000. In conjunction with the acquisition, liabilities were assumed as follows:

  Fair value of assets acquired                $1,830,000
  Cost in excess of fair value of assets        1,162,000
  Cash paid for the capital stock              (2,099,000)
                                               ----------
    Liabilities assumed                        $  893,000
                                               ==========


NONCASH FINANCING ACTIVITIES:
Net change in unrealized gain on securities available for sale of $5,000 is included in accumulated other comprehensive income.

















                See accompanying notes to financial statements.

MITY-LITE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Description of Business and Summary of Significant Accounting Policies

Mity-Lite, Inc. (the "Company") designs and manufactures commercial furniture and health care seating and markets these products in niche markets. In addition, the Company continues to actively pursue acquisitions of product lines or companies that will be complementary to the Company's businesses. The Company markets its products throughout the United States, Canada and in certain foreign countries.

Investment in Unconsolidated Affiliates
The Company's investment in unconsolidated affiliates is accounted for using the equity method (see Note 4. Investment in and Note Receivable from Affiliate).

Principles of Consolidation
The consolidated financial statements of the Company include the accounts of Mity-Lite, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments which have a term maturity not greater than three months.

Available-for-Sale Securities
Debt securities, which consist of municipal bonds, corporate bonds and government agency securities, are classified as available-for-sale. The fair value of available-for-sale securities exceeds the amortized cost by $5,000. Th is gain is recorded as a component of comprehensive income. The amortization of premiums and discounts on debt securities in this category are included in investment income and reflected in the amortized cost of the debt securities. The cost of securities sold during the period is based on the specific identification method. Interest on securities in this category are included in investment income.

The contractual maturities of available-for-sale securities held at March 31, 1999 are summarized below:

------------------------------------------------------------------------------
                                     Amortized Cost         Fair Value
------------------------------------------------------------------------------
Due in one year or less                  $2,356,000         $2,360,000
Due after one year through two years      1,538,000          1,539,000
------------------------------------------------------------------------------
                                         $3,894,000         $3,899,000
==============================================================================

Inventories
Inventories are stated at the lower of cost, on a first in, first out basis, or market.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated. Depreciation and amortization on the Company's equipment, furniture, and fixtures are provided on a straight-line basis over the estimated useful lives of the related assets (two
to ten years).   Improvements to leased properties are amortized over their estimated useful lives or the remaining term of the lease, whichever is shorter (five to fifteen years).

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

Fair Value of Financial Instruments
The fair value of the notes receivable from affiliate approximates their book value at March 31, 1999 and 1998. The fair value of available-for-sale securities exceeds cost by $5,000 as of March 31, 1999 and approximates cost as of March 31, 1998. The fair value of long term debt approximates cost as of March 31, 1999 and 1998.

Income Taxes (see Note 10. Income Taxes)
Mity-Lite uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

Stock Based Compensation
Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation" requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Since Mity-Lite has decided to continue applying APB 25 (as permitted by SFAS No. 123), the appropriate required disclosure of the effects of SFAS No. 123 are included in Note 8.

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

Long-Lived Assets
In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of long-term assets based on current and anticipated undiscounted cash flows and recognizes impairment when such cash flows will be less than the carrying values. During the years ended March 31, 1999 and 1998, there were no impairments.

Intangible Assets
Intangible assets represent goodwill and patents. Goodwill that arose on the Broda acquisition is amortized on a straight line basis over a twenty year period. Patents are amortized over three years using a straight line basis. Intangible assets are reviewed by management and are evaluated based on expected future cash flows.

Comprehensive Income
The Company adopted SFAS 130, "Reporting Comprehensive Income," effective April 1, 1998, the beginning of its 1999 fiscal year. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. The Company's comprehensive income consists of foreign currency adjustments and an unrealized holding gain on available-for-sale securities. For the year ended March 31, 1999, comprehensive income exceeded net income by $55,000. Of this amount, $5,000 was related to a holding gain on available-for-sale securities, and $50,000 was related to foreign currency adjustments. For the year ended March 31, 1998 and 1997, comprehensive income approximated net income.


2.  Inventories

Inventories consisted of the following:

March 31,
------------------------------------------------------------------------------
                                            1999                       1998
------------------------------------------------------------------------------
Materials and supplies                $1,071,000                   $812,000
Work-in-progress                         155,000                     58,000
Finished goods                           318,000                     90,000
------------------------------------------------------------------------------
                                      $1,544,000                  $ 960,000
==============================================================================

The increase in inventory is due mainly to inventory resulting from the acquisition of Broda Enterprises (see Note 5. Recent Acquisition).

3.  Property and Equipment

Property and equipment consisted of the following:

March 31,
------------------------------------------------------------------------------
                                            1999                       1998
------------------------------------------------------------------------------
Equipment                             $2,361,000                 $1,835,000
Furniture and fixtures                 1,383,000                  1,130,000
Leasehold improvements                   657,000                    620,000
------------------------------------------------------------------------------
                                      $4,401,000                  3,585,000
Less accumulated depreciation and
  amortization                        (2,246,000)                (1,673,000)
------------------------------------------------------------------------------
                                      $2,155,000                 $1,912,000
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

Twelve months ended
------------------------------------------------------------------------------
                                          March 31,    March 31,     Dec. 31,
                                              1999         1998         1996
------------------------------------------------------------------------------
Net sales                              $15,139,000  $12,145,000  $14,235,000
Net income (loss)                        1,923,000    1,203,000     (480,000)
Total assets                             7,998,000    7,477,000    7,411,000
Total liabilities                        5,789,000    7,088,000    8,264,000
Mity-Lite's share of DO Group's
  net assets (deficit)                   1,102,000      194,000     (426,000)

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

Mity-Lite utilizes the equity method of accounting for its investment. Under the equity method, Mity-Lite recognizes its proportionate share of the earnings or losses of DO Group as incurred. For the year ended March 31, 1999 and 1998, DO Group contributed $480,000 and $340,000 respectively to Mity-Lite's pretax profit. Mity-Lite's management estimates that the difference between Mity-Lite's investment and its share of the underlying equity in DO Group's net assets is approximately $519,000. Various components of this amount are being amortized over periods ranging from five to thirty years.

As part of the acquisition, Mity-Lite loaned $1,000,000 in a senior subordinated note to a wholly owned subsidiary of DO Group. The outstanding balance of the note has increased to $1,052,000 and is included in note receivable from affiliate. The note, which is subordinated to a financial institution's interest, is secured by inventories, receivables, machinery & equipment, furniture and fixtures, real property, and all other assets of DO Group. The note is callable in the event the put option is exercised. The note matures on March 24, 2000 and bears interest at 10 percent payable quarterly. The Company believes the interest rate approximates the market rate of interest for similar debt instruments negotiated at arms length. Because of the continuing expected positive net income and cash flows of DO Group, management believes the investment in DO Group will be recoverable and the note receivable will be collectible.


5.  Recent Acquisition

Effective November 1, 1998, the Company acquired 100 percent of the outstanding stock of Broda Enterprises Inc., a privately-owned designer, manufacturer and marketer of health care seating and seating accessories, based in Waterloo, Ontario, Canada. The transaction was treated for accounting purposes as a purchase and accordingly, the Company has included operations of Broda in the financial statements from November 1, 1998.

In conjunction with this acquisition, the Company paid $2,099,000 in cash with $130,000 being held in escrow for one year to offset the effect of any breaches of representations, warranties or covenants made by the sellers. The acquisition resulted in goodwill of $1,162,000 which is being amortized over a twenty year period using the straight line method. Up to an additional $400,000 of purchase price is contingently payable based on Broda obtaining certain sales and earnings growth targets through December 31, 1999. If achieved, goodwill will be increased by the amount paid out. The actual amount of goodwill recorded will also vary based upon the final purchase price allocation resulting from preacquisition contingencies related principally to outstanding litigation and other post-closing purchase price adjustments which may result from any breaches of sellers' representations, warranties or covenants.

The unaudited pro forma results of operations of the Company for the year ended March 31, 1999, 1998 and 1997 (assuming the acquisition of Broda had occurred as of April 1, 1996) are as follows:

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
    (unaudited)                                1999         1998         1997
------------------------------------------------------------------------------
Net sales                               $31,240,000  $27,494,000  $20,645,000
Net income                                3,918,000    3,230,000    2,359,000
Basic earnings per share                       1.21         1.00         0.76
Diluted earnings per share                     1.17         0.95         0.72


6.  Debt

The Company has an unsecured $3,000,000 line of credit with Zions First National Bank which expires in December 1999 with interest at the bank's base rate (7.75 percent at March 31, 1999). No balances were outstanding on this line as of March 31, 1999 and 1998. Among other restrictions, debt covenants related to the line of credit require the Company to maintain certain financial ratios and levels of working capital, all of which were met at March 31, 1999 and 1998.

As a result of the Broda acquisition, the Company also has two bank term loans associated with Broda Enterprises. The first loan has a balance outstanding at March 31, 1999 of $20,000 with interest at Canadian prime plus 1.25 percent (8.00 percent at March 31, 1999) payable in monthly installments of $1,000 plus interest. It is secured by a vehicle and is due August 1, 2000. The second loan has a balance outstanding at March 31, 1999 of $122,000 with interest at Canadian prime plus 1.25 percent (8.00 percent at March 31, 1999) payable in monthly installments of $3,000 plus interest. It is secured by leaseholds and equipment and is due March 30, 2003. Future principal payments for both of these loans are as follows:

     Year ended March 31,        Principal due
     --------------------        -------------
           2000                       $ 45,000
           2001                         37,000
           2002                         30,000
           2003                         30,000
                                    ----------
      Total                           $142,000
                                    ==========

Broda Enterprises also has a line of credit, bearing interest at Canadian prime plus 1.00 percent (7.75 percent at March 31, 1999) which is secured by a General Security Agreement, an assignment of insurance and guarantees by Mity-Lite. The limit on this loan is $364,000. As at March 31, 1999, $286,000 of the line was outstanding.

7.  Accrued Expenses

Accrued expenses consisted of the following:

March 31,
------------------------------------------------------------------------------
                                                     1999               1998
------------------------------------------------------------------------------
Accrued payroll and payroll taxes                $957,000           $341,000
Accrued warranty                                  210,000            155,000
Other                                             110,000                --
------------------------------------------------------------------------------
                                               $1,277,000           $496,000
==============================================================================



8.  Common Stock Options

At March 31, 1999, the Company has two stock incentive plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). Mity-Lite authorized and reserved 500,000 shares of common stock for issuance under each of the plans for a total of 1,000,000 shares. The purchase price for the shares under the Plans is equal to the fair value of the Common Stock at the date the options are granted as determined by the closing price listed on Nasdaq except for shareholders holding more than ten percent of the outstanding stock, whose options are issued at a ten percent premium to the then current market value. A table of stock option activity is shown below:

                                                                    Weighted
                                                   Number            Average
                                               Of Options     Exercise Price
------------------------------------------------------------------------------
Outstanding at April 1, 1996                      304,299            $  4.07
Granted                                           187,150              13.65
Exercised                                         (62,317)              2.81
Forfeited                                          (4,542)              6.79
------------------------------------------------------------------------------
Outstanding at March 31, 1997                     424,590               8.45
Granted                                            69,000              15.13
Exercised                                        (100,738)              3.84
Forfeited                                          (7,725)             11.23
------------------------------------------------------------------------------
Outstanding at March 31, 1998                     385,127              10.79
Granted                                           140,650              15.67
Exercised                                         (32,441)              4.43
Forfeited                                         (19,434)             16.86
------------------------------------------------------------------------------
Outstanding at March 31, 1999                     473,902             $12.43
==============================================================================

Options exercisable at March 31, 1999, 1998 and 1997 were 138,356, 123,951 and 182,694, respectively. Options vest over a one to four year period.

The following table summarizes the combined information from the 1990 and 1997 Plans' options outstanding at March 31, 1999:

                 Options Outstanding                      Options Exercisable
-------------------------------------------------------   -------------------
                                     Weighted
                                      Average  Weighted               Weighted
                                    Remaining   Average                Average
       Range of       Number      Contractual  Exercise       Number  Exercise
Exercise Prices  Outstanding  Life (in years)     Price  Exercisable     Price
------------------------------------------------------------------------------
$ 2.73 - $ 3.50       58,467             5.07    $ 3.14       58,467   $  3.14
  6.00 -   8.63       49,417             5.89      7.25       49,417      7.25
  9.13 -  11.63       33,768             4.45     10.01       17,694      9.69
 14.25 -  17.75      332,250             8.95     15.07       12,778     15.81
------------------------------------------------------------------------------
$ 2.73 - $17.75      473,902             7.83    $12.43      138,356    $ 6.61
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

Year ended March 31,
------------------------------------------------------------------------------
                                               1999         1998         1997
------------------------------------------------------------------------------
Net income:
  As reported                            $3,930,000   $3,189,000   $2,485,000
  Pro forma                               3,675,000    2,992,000    2,431,000
------------------------------------------------------------------------------
Earnings per share - basic:
  As reported                                 $1.21        $0.99        $0.80
  Pro forma                                   $1.13        $0.93        $0.78
Earnings per share - diluted:
  As reported                                 $1.17        $0.94        $0.76
  Pro forma                                   $1.09        $0.88        $0.74
------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: expected volatility of 30 percent, 30 percent and 31 percent, risk free interest rates of 4.87 percent, 5.48 percent and 6.02 percent, and expected lives of one to four years. Under SFAS No. 123, the weighted average fair value per share of options issued during the years ended March 31, 1999, 1998 and 1997 were $4.05, $3.36 and $3.85, respectively.

9.  Employee Benefit Plans

In January 1995, the Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the Company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 1999, 1998 and 1997 were $42,000, $39,000 and $35,000, respectively.

In October 1996, the Board of Directors reserved up to 25,000 shares of Mity-Lite common stock to be issued under the provisions of the 401(k) plan. Shares are issued to the plan on a quarterly basis. The number of shares issued to the plan for the years ended March 31, 1999, 1998 and 1997 were 4,040, 4,152 and 2,570, respectively. As of March 31, 1999, 10,762 shares had been issued under the provisions of the plan.

10. Income Taxes

Income tax provision consisted of the following components:

Year Ended March 31,
------------------------------------------------------------------------------
                                               1999         1998         1997
------------------------------------------------------------------------------
Current:
  Federal                                $1,792,000   $1,495,000   $1,242,000
  State                                     289,000      225,000      200,000
  Foreign                                    84,000          --           --
------------------------------------------------------------------------------
    Total current                         2,165,000    1,720,000    1,442,000
------------------------------------------------------------------------------
Deferred:
  Federal                                    71,000       31,000      (35,000)
  State                                       7,000        3,000       (3,000)
  Foreign                                   (69,000)         --           --
------------------------------------------------------------------------------
    Total deferred                            9,000       34,000      (38,000)
------------------------------------------------------------------------------
                                         $2,174,000   $1,754,000   $1,404,000
==============================================================================

The tax provisions were at effective rates as follows:

Year Ended March 31,
------------------------------------------------------------------------------
                                               1999         1998         1997
------------------------------------------------------------------------------
Federal statutory tax rates                   34.0%        34.0%        34.0%
Foreign tax                                    0.2          --           --
State / Provincial income taxes, net of
  federal benefit                              3.3          3.3          3.3
Tax exempt interest                           (1.6)        (1.6)        (1.4)
Other                                         (0.3)        (0.2)         0.2
------------------------------------------------------------------------------
                                              35.6%        35.5%        36.1%
==============================================================================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

Year Ended March 31,
------------------------------------------------------------------------------
                                          1999                   1998
                                          ----                   ----
                                    Current  Long-Term    Current   Long-Term
------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts   $61,000                $36,000
  Inventory                           2,000                  2,000
  Vacation accrual                   25,000                 25,000
  Warranty reserve and accrual      154,000                119,000
  Other accruals                      8,000                 10,000
------------------------------------------------------------------------------
Total                               250,000                192,000
Deferred tax liabilities:
  Depreciation and amortization              ($ 41,000)             ($  8,000)
  Investment in affiliate                     (230,000)               (89,000)
------------------------------------------------------------------------------
Net deferred tax asset (liability) $250,000  ($271,000)   $192,000  ($ 97,000)
==============================================================================



11.  Commitments

The Company leases its Orem location building facilities from a related party under an operating lease which expires in March 2000 and is renewable at the then current market rates for an additional ten years. The agreement requires minimum lease payments of $205,000 per year until expiration. Total rent expense was $211,000, $209,000 and $208,000 for the years ended March 31, 1999, 1998 and 1997 respectively.

The Company leases two buildings in its Waterloo, Ontario, Canada location under an operating lease which expires in July 2000. The Company will then have the option of renewing the lease for two years upon the same terms and conditions for an amount mutually agreed upon. The current agreement requires lease payments of $56,000 for fiscal year 2000 and $18,000 for the first four months of fiscal year 2001. Total rent expense was $56,000 for the year ended March 31, 1999. The Company also has other month to month lease agreements.

At March 31, 1999, the Company has committed to purchasing $31,000 in raw materials inventory.

Related to the Broda acquisition, Mity-Lite is contingently committed to pay after December 31, 1999 up to an additional $400,000 of purchase price based on Broda obtaining certain sales and earnings growth targets during the 1999 calendar year (see Note 5. Recent Acquisitions).


12.  Business Segment Information

The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective with its 1999 fiscal year beginning April 1, 1998. Management views the Company as being two business segments: commercial furniture and health chair seating with the former being the principal business segment. The commercial furniture business segment manufactures and markets lightweight, durable, folding leg tables, stacking chairs, office systems and seating, and other related products. The Company's health care seating segment manufactures and markets health care chairs and related products.

Reportable segment data reconciled to the consolidated financial statements for the fiscal year ended March 31, 1999 is as follows:

Fiscal Year Ended March 31,
------------------------------------------------------------------------------
                                                                   1999
------------------------------------------------------------------------------
Net sales:
  Commercial furniture                                      $28,132,000
  Health care seating                                         1,336,000
                                                            -----------
                                                            $29,468,000
                                                            ===========
Income from operations:
  Commercial furniture                                       $5,173,000
  Health care seating                                            89,000
                                                            -----------
                                                             $5,262,000
                                                            ===========
Total assets:
  Commercial furniture                                      $20,422,000
  Health care seating                                         3,041,000
                                                            -----------
                                                            $23,463,000
                                                            ===========
Depreciation & amortization expense:
  Commercial furniture                                         $555,000
  Health care seating                                            69,000
                                                            -----------
                                                               $624,000
                                                            ===========
Capital expenditure, net:
  Commercial furniture                                         $609,000
  Health care seating                                            22,000
                                                            -----------
                                                               $631,000
                                                            ===========

Because of Mity-Lite's recent acquisition of Broda Enterprises in November 1998, segment information for prior periods is not applicable. In 1998 and 1997, commercial furniture was the only segment.


13.  Recently Issued Financial Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supersedes SFAS No. 80, "Accounting for Future Contracts," SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," and also amends certain aspects of other SFASs previously issued. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not believe this statement will have a significant impact on the Company.

14.  Subsequent Events

On April 6, 1999, the Company announced it would acquire certain assets and obligations of The CenterCore Group, Inc. ("CenterCore"), a privately-owned designer, manufacturer and marketer of call center furniture. The transaction closed on April 9, 1999.

Two wholly owned subsidiaries of Mity-Lite completed the transactions. C Core, Inc., a Utah corporation, purchased the accounts receivable, inventory, machinery and equipment, intellectual property and certain other assets of The CenterCore Group, Inc. for an estimated $5.0 million. The final purchase price will be determined based on asset values at closing and will be adjusted dollar for dollar for increases and/or decreases in the closing book values of accounts receivable, inventory, and machinery and equipment. C Core will continue to design and market call center furniture under the CenterCore name. Product manufacturing will be transitioned to DO Group, Inc., a 49.9 percent owned affiliate of the Company.

BOCCC, Inc., also a Utah corporation and wholly owned subsidiary of the Company, purchased the outstanding subordinated debt obligations of CenterCore for $0.5 million. The outstanding subordinated debt obligations of CenterCore totaled approximately $2.0 million at closing.

Cash from the Company's general working capital was used to fund the purchases.