Form 10-K, Exhibit 13
period 2000-03-31
MITY LITE INC
filed 2000-06-29
CIK 921030

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

The Company designs and manufactures institutional furniture and markets these products in niche markets. The Company's product lines consist of multipurpose room furniture, healthcare seating, call center furniture, specialty office seating, office systems, and dispatch furniture. In addition, the Company continues to pursue acquisitions of product lines or companies that will be complementary to the Company's businesses.

The Company's multipurpose room furniture is marketed under the Mity-Lite trade name. It consists of lightweight, durable, folding leg tables, stacking chairs, folding chairs, and other related products. These products are used in multipurpose rooms of educational, recreational, hotel and hospitality, government, office, healthcare, religious and other public assembly facilities. The stacking chairs are marketed under the MityTuff(R), MityStack(TM), and MityHost(TM) trade names. Some of these chairs are distributed by Mity-Lite under original equipment manufacturer (OEM) arrangements with the chair manufacturers while others are manufactured and/or assembled in the Company's Orem, Utah facility. In November 1999, the Company introduced a new line of folding chairs. This chair line is manufactured in-house and is marketed under the SwiftSet(TM) trade name. Historically, Mity-Lite's growth has come from an expanding base of new customers and from increasing sales to existing customers in this segment of the business. The multipurpose room operation's current and future growth is largely dependent upon its ability to successfully introduce and market new product lines of multipurpose room furniture such as chairs, staging, flooring, partitions, podiums, risers and bench seating and its ability to continue increasing its market penetration into existing markets.

Net sales of the Company's products have increased during the fiscal years ended March 31, 2000, 1999 and 1998. Management expects, but cannot assure, this trend will continue. Gross margins and expenses associated with chairs and other new product lines are difficult to predict during start-up periods but the Company believes that by applying its management techniques to these product lines, profitability rates slightly less than those achieved on table products can ultimately be reached. However, no assurance can be given that these results will be realized.

The Company's healthcare seating operations were acquired in November 1998. The Company acquired all of the outstanding stock of Broda Enterprises Inc. for $2.5 million. Broda's products are marketed under the Broda trade name. Its operations are based in Waterloo, Ontario, Canada.

On April 9, 1999, the Company acquired certain assets and obligations of The CenterCore Group, Inc. ("CenterCore"), a privately-owned designer, manufacturer and marketer of pod style and panel systems furniture marketed to call centers and other high-density office use environments. Two wholly-owned subsidiaries of Mity-Lite completed the transactions. C Core, Inc., a Utah corporation, purchased the accounts receivable, inventory, machinery and equipment, intellectual property and certain other assets of The CenterCore Group, Inc, for an estimated $5.3 million. The final purchase price will be determined based on asset values at closing and will be adjusted dollar for dollar for increases and/or decreases in the closing book values of accounts receivable, inventory, and machinery and equipment. C Core designs and markets call center and panel systems furniture under the CenterCore name. Product manufacturing has been transitioned to DO Group, Inc., a wholly-owned subsidiary of the Company.

BOCCC, Inc., also a Utah corporation and wholly-owned subsidiary of the Company, purchased the outstanding subordinated debt obligations of CenterCore for $0.5 million. The outstanding subordinated debt obligations of CenterCore totaled approximately $2.0 million at closing. In addition, BOCCC, Inc., has since purchased other certain claims. Cash from the Company's general working capital was used to fund the purchases.

Effective April 1, 2000, the Company acquired the remaining 50.1 percent equity interest in DO Group, Inc. making DO Group, Inc. a wholly-owned subsidiary of the Company. DO Group, Inc. is a privately-held manufacturer of specialty office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore(TM), Corel(TM), JG(TM) and DO3(TM) trade names and has manufacturing facilities in Elkhart, Indiana, and Marked Tree, Arkansas. DO Group's total sales for the years ended March 31, 2000, 1999 and 1998 were $18,045,000, $15,139,000 and $12,145,000, respectively. DO Group's net income for the years ended March 31, 2000, 1999 and 1998 was $508,000, $1,923,000 and $1,203,000, respectively.

Mity-Lite exchanged approximately $2.2 million cash and 41,000 shares of Mity-Lite common stock for the remaining 50.1 percent of DO Group stock from the DO Group shareholders. In addition, Mity-Lite assumed approximately $1.0 million in long term debt and another $2.5 million in a revolving credit line. The acquisition will be treated for accounting purposes as a step purchase. DO Group, Inc. has become a wholly-owned subsidiary of Mity-Lite, Inc. Cash from the Company's general working capital was used to fund the purchase.

In conjunction with the DO Group acquisition, the Company merged C Core, Inc. with DO Group, Inc. The new subsidiary will retain the DO Group, Inc. name. Both DO Group and C Core produce office systems in a shared manufacturing facility in Marked Tree, Arkansas.

On April 1, 2000, the Company also created a new corporation called MLI Acquisition, Inc. With the exception of cash, real property, certain deferred tax obligations, and investments in and notes receivable from subsidiaries, all of the assets and liabilities of Mity-Lite, Inc. were transferred to MLI Acquisition, Inc. MLI Acquisition, Inc. has become the operating company for the multipurpose furniture operations and is a wholly-owned subsidiary of the Company.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income:

---------------------------------------------------------------------------
Year Ended March 31,               2000     1999     1998     1997     1996
---------------------------------------------------------------------------
Net sales                         100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold              61.3     61.5     63.1     58.5     59.3
---------------------------------------------------------------------------
Gross profit                       38.7     38.5     36.9     41.5     40.7

Operating expenses:
   Selling                         16.4     14.4     14.9     15.9     14.3
   General and administrative       6.3      4.5      3.4      4.6      5.4
   Research and development         1.7      1.8      1.9      2.0      3.3
---------------------------------------------------------------------------
Income from operations             14.3     17.8     16.7     19.0     17.7
Interest and other, net             1.4      2.9      2.8      1.8      1.4
---------------------------------------------------------------------------
Income before tax                  15.7     20.7     19.5     20.8     19.1
Provision for income taxes          5.8      7.4      6.9      7.5      6.6
---------------------------------------------------------------------------
Net Income                          9.9%    13.3%    12.6%    13.3%    12.5%
===========================================================================

COMPARISON OF FISCAL YEARS 2000, 1999 AND 1998

NET SALES
The Company's fiscal 2000 net sales of $47.50 million increased 61 percent over net sales in fiscal 1999. The current year sales increase has resulted primarily from increased penetration into the multipurpose room market as well as sales from the recent Broda and CenterCore acquisitions. For fiscal 2000, the increase primarily reflected sales growth of 21 percent in the Company's multipurpose room furniture lines. Specialty office seating and systems sales, related to the CenterCore acquisition in April 1999, represented 21 percent of net sales for fiscal 2000. Healthcare chair and accessories sales, related to Broda's operations, represented 7 percent and 5 percent of net sales for fiscal 2000 and 1999 respectively. International sales for all product lines represented 11 percent of net sales for fiscal 2000 and 1999.

The Company's fiscal 1999 net sales of $29.47 million increased 16 percent over net sales in fiscal 1998. The sales increase has resulted mainly from increased sales in the government, recreation, church and hospitality market segments and an overall higher average unit sales price realized on table sales, as well as additional sales resulting from the Broda acquisition. For fiscal 1999, the increase reflected sales growth of 11 percent in the Company's multipurpose room furniture lines. Healthcare chair and accessories sales, related to the Broda acquisition in November 1998, represented 5 percent of net sales for fiscal 1999. International sales for all product lines represented 11 percent of net sales for fiscal 1999 as compared to 8 percent in fiscal 1998.

GROSS PROFIT
For the fiscal year ended March 31, 2000, gross profit as a percentage of net sales was unchanged at 39 percent as compared to the prior year. Increasing gross profit margins in the multipurpose room and healthcare seating businesses were offset by lower gross profit margins in the Company's CenterCore operations. The gross profit margin on multipurpose room furniture sales increased by 1 percentage point due to higher average sales prices on the Company's table products and lower material costs experienced earlier in the year partially offset by lower margins on the Company's chair products. The gross profit margin on healthcare seating and accessories sales increased by 13 percentage points mainly due to writing off the inventory purchase adjustment resulting from the Broda acquisition in the prior year. In addition to incurring transition and relocation costs associated with the CenterCore acquisition and writing off the inventory purchase adjustment during the current fiscal year, CenterCore sales carried a lower gross profit margin, which offset the previously mentioned increases.

For the fiscal year ended March 31, 1999, gross profit as a percentage of net sales increased by 2 percentage points to 39 percent as compared to 37 percent in the prior year. The increase was the result of a higher average sales price on table products, lower material costs and higher labor efficiency due to improved training and retention of employees. This was partially offset by an increase in labor costs as well as a lower gross profit on healthcare seating and accessories sales due to writing off the inventory purchase adjustment resulting from the Broda acquisition.

OPERATING EXPENSES
For fiscal 2000, selling expenses were 16 percent of net sales as compared to 14 percent in the prior year. Actual expenses increased by $3.55 million or 84 percent. The increase as a percent of sales was mainly due to increased selling costs for healthcare seating and specialty office seating and systems products resulting from the recent acquisitions, one-time transition selling costs associated with CenterCore, and higher commissions and personnel expenses related to the multipurpose room furniture operation. For fiscal 1999, selling expenses were 14 percent of net sales as compared to 15 percent in the prior year. Actual expenses increased by $452,000 or 12 percent. The decrease as a percent of sales was due to lower personnel and advertising costs partially offset by higher selling expenses for healthcare chairs.

General and administrative expenses were 6 percent, 4 percent and 3 percent of net sales in fiscal 2000, 1999 and 1998, respectively. The increase of 2 percentage points, or $1.64 million, in fiscal 2000 over fiscal 1999 resulted mainly from increased general and administrative costs associated with CenterCore and Broda as well as additional personnel related expenses. The increase of 1 percentage point, or $490,000, in fiscal 1999 over fiscal 1998 was due to additional personnel related expenses, the addition of the total quality management and training position to the administrative staff, increased investor relations spending, and higher general and administrative costs associated with Broda.

Research and development expenses were 2 percent of net sales in fiscal 2000, 1999 and 1998. For fiscal 2000, actual spending increased by 50 percent, or $275,000, as compared to fiscal 1999. This increase in actual spending resulted from increased costs associated with additional product development, prototyping and higher personnel expenses at the multipurpose room operations, and Broda and CenterCore product development expenditures. For fiscal 1999, actual spending increased by 12.5 percent, or $61,000, as compared to fiscal 1998. This increase in actual spending resulted from increased spending on product development and prototyping, partially offset by lower personnel expenses.

OTHER INCOME/EXPENSE
Other income and expense netted to $664,000 in fiscal 2000. Investment income was $342,000, a decrease of $100,000 from the prior fiscal year due to a lower average balance of cash and cash equivalents and available-for-sale securities due to the recent acquisitions. Mity-Lite recognized income of $368,000 from its investment in the DO Group. The $368,000 represents Mity-Lite's proportionate share of DO Group's net income for the year ended March 31, 2000, less certain additional amortization and depreciation created as a result of the purchase. Mity-Lite also incurred a net gain of $1,000 from the disposition of certain assets, a loss of $17,000 on currency exchange, and $30,000 in interest expense resulting from Broda's line of credit.

Other income and expense netted to $874,000 in fiscal 1999. Investment income was $442,000, an increase of $67,000 from the prior fiscal year due to a higher average balance of cash and cash equivalents and available-for-sale securities. Mity-Lite recognized income of $480,000 from its investment in the DO Group. The $480,000 represents Mity-Lite's proportionate share of DO Group's net income for the year ended March 31, 1999, less certain additional amortization and depreciation created as a result of the purchase. Mity-Lite also incurred a net loss of $28,000 from the disposition of certain assets, a loss of $10,000 on currency exchange, and $10,000 in interest expense resulting from Broda's long term debt and line of credit.

NET INCOME
For reasons stated above, the Company's 2000 fiscal year net income of $4.7 million increased 20 percent over net income in fiscal 1999. For fiscal 1999, net income of $3.93 million increased 23 percent over net income in fiscal 1998.

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

Unaudited Quarterly Financial Information:
(in thousands, except per share amounts)
-------------------------------------------------------------------
                              Q1 1998   Q2 1998   Q3 1998   Q4 1998
-------------------------------------------------------------------
Net sales                      $6,296    $7,341    $5,667    $6,033
Gross profit                    2,423     2,780     2,003     2,143
Income before provision for
income tax                      1,247     1,562     1,023     1,111
Net income                        786       984       644       775
Basic earnings per share*        0.16      0.20      0.13      0.16
Diluted earnings per share*      0.16      0.19      0.13      0.15

-------------------------------------------------------------------
                              Q1 1999   Q2 1999   Q3 1999   Q4 1999
-------------------------------------------------------------------
Net sales                      $7,664    $7,361    $6,812    $7,631
Gross profit                    2,753     2,815     2,733     3,045
Income before provision for
income tax                      1,586     1,684     1,380     1,454
Net income                        999     1,061       836     1,034
Basic earnings per share*        0.20      0.22      0.17      0.21
Diluted earnings per share*      0.20      0.21      0.17      0.21

-------------------------------------------------------------------
                              Q1 2000   Q2 2000   Q3 2000   Q4 2000
-------------------------------------------------------------------
Net sales                     $11,223   $10,979   $11,723   $13,571
Gross profit                    4,264     4,560     4,606     4,939
Income before provision for
income tax                      1,620     1,968     2,017     1,846
Net income                      1,016     1,235     1,274     1,175
Basic earnings per share*        0.21      0.26      0.26      0.24
Diluted earnings per share*      0.20      0.24      0.25      0.23

*Retroactively restated for the 3-for-2 stock split distributed September 23,
1999

The Company's quarterly operating results can fluctuate significantly depending on factors such as timing of new product introductions, market acceptance of new products, increased competitive pressures, growth in the institutional furniture market, acquisitions, expansion of international operations, timing and expansion into complementary products such as chairs, changes in raw material sources and costs, and adverse changes in general economic conditions in any of the countries in which the Company does business. The Company's ability to effectively integrate its recent acquisitions and to develop and market tables, chairs, office furniture, healthcare furniture and complementary products that successfully adapt to current market needs may also have an impact on future quarterly results of operations. No assurances are made that the Company will not experience such quarterly variations in the future.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments and repurchase agreements collateralized with U.S. Treasury securities, totaled $6.14 million at March 31, 2000 which compared to $8.03 million at March 31, 1999. In addition, the Company held available-for-sale securities which totaled $3.90 million at March 31, 1999. The Company liquidated its available-for-sale securities at the end of fiscal 2000 in anticipation of completing the DO Group acquisition. The decrease in cash and cash equivalents for fiscal 2000 as compared to fiscal 1999 was due primarily to the purchase of certain assets of CenterCore ($5.34 million), purchases of property, plant and equipment ($2.69 million) and buying back shares of the Company's common stock ($0.60 million). This decrease was partially offset by cash generated from operations ($2.31 million), net sales of highly liquid available-for-sale securities ($3.89 million), net proceeds from the sale of equipment ($0.30 million) and net proceeds related to the exercise of stock options ($0.25 million).

The decrease in cash and cash equivalents for fiscal 1999 as compared to fiscal 1998 was due primarily to net purchases of highly liquid available-for-sale securities ($2.69 million), the purchase of Broda Enterprises ($2.01 million), buying back shares of the Company's common stock ($1.16 million) and purchases of manufacturing and computer equipment ($0.63 million). This decrease was partially offset by cash generated from operations ($4.90 million), net proceeds related to the exercise of stock options ($0.20 million) and interest received from affiliate ($0.10 million).

In recent history, the Company has financed its growth through cash from operations. In addition, the Company has a revolving credit facility associated with its Broda Enterprises subsidiary from Toronto Dominion Bank. The agreement allows the Company to draw up to $364,000 under the credit facility. As of March 31, 2000, the Company had drawn $319,000. The credit facilities require the maintenance of certain financial ratios and levels of working capital, all of which were met as of March 31, 2000.

In May 2000, the Company established a revolving credit facility with Zions First National Bank. The agreement, which expires on May 25, 2001, allows the Company to draw up to $4,000,000 under the credit facility and requires the maintenance of certain financial ratios.

The Company believes that cash flow from its current operations together with existing cash reserves and available lines of credit will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months. However, the Company's working capital requirements have significantly increased and may further increase if other acquisitions are consummated. No assurances can be given as to the sufficiency of the Company's working capital to support the Company's operations. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than currently estimated, the Company could be required to raise additional capital. There can be no assurance the Company will be capable of raising additional capital or that the terms upon which such capital will be available to the Company will be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 2000, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $1.6 million. There is no assurance that such options will be exercised.

The Company's material cash commitments at March 31, 2000 consisted primarily of cash to be used to develop real estate in its Orem location ($0.5 million), purchase the stock of DO Group ($2.2 million), pay down the DO Group's bank debt ($3.5 million) and fund current liabilities. At March 31, 2000, the Company had total current liabilities of $4.76 million. The Company has also entered into a lease agreement from a related party for its Orem, Utah production and office facility under which it is obligated to pay $17,100 per month through March 2005. The Company has also entered into two lease agreements for Broda's production and office facilities under which it is obligated to pay $7,218 Canadian (approximately US $5,000) per month through August 2000. The Company is in the process of building a new facility with office and manufacturing space. As of March 31, 2000, $1.5 million had been spent on the land and facility. The Company anticipates additional spending of approximately $0.5 million for a total of $2.0 million in capital expenditures. These additional expenditures are anticipated to be completed by the end of the first quarter of fiscal 2001 and will be funded with cash from operations and a bank line of credit.

INFORMATION SYSTEMS AND THE YEAR 2000
The Company did not experience any adverse results or significant business disruptions during the year-end 1999 rollover to January 1, 2000 or in any other critical dates as of the date of this filing. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Year 2000 issue. The Company also has not had any material effects on its business due to failures by customers or vendors to address the Year 2000 problem. However, the Company cannot give any assurances that no Year 2000 problem will arise.

The Company utilized internal resources to test all of its software for Year 2000 compliance and, where necessary, upgrade or replace noncompliant systems. The cost of this project, including the cost of new systems which was capitalized, was less than $30,000. Of this amount, $25,000 was expensed, and $5,000 was capitalized. This cost was funded through operating cash flows.

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

Forward-looking statements contained herein include plans and objectives of management for future operations, including plans and objectives relating to the Company's products, marketing, customers, product line expansions, manufacturing process and potential acquisitions. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements and associated risks set forth herein and elsewhere in this annual report relate to: (i) the Company's expectation that it will be able to continue to increase net sales of its products, expand its share of the multipurpose room market and achieve and maintain expected levels of profitability over time, (ii) the Company's anticipation that it will be able to attract new customers, (iii) the Company's intentions to expand into new markets, (iv) the Company's ability to locate and consummate acquisitions of product lines or companies on terms acceptable to the Company and successfully integrate such acquisitions into the Company's operations following consummation thereof, (v) the Company's ability to successfully integrate the business operations of Broda Enterprises Inc., CenterCore and DO Group, Inc. into the Company's operations, (vi) the Company's intention to expand and introduce new product lines to existing customers, (vii) the Company's expectation that it will be able to expand into new market segments by developing new products or acquiring other products or businesses in such segments, (viii) the Company's expectation that it will have sufficient capital resources for the next 12 months, and (ix) the Company's expectations regarding its new manufacturing facility and related capital expenditures.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed below as well as general economic and business conditions, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations listed below and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any forward looking statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to (a) lower than expected revenue, revenue growth and cash flow from operations because of recent acquisitions and any operating and post acquisition integration challenges related thereto, adverse economic or business conditions or the Company's inability, for any reason, to profitably introduce new products or implement its marketing strategies in the healthcare seating, call center, and specialty seating and office panel systems markets,
(b) management's ability to manage effectively the Company's growth, (c) the Company's ability to expand successfully into new markets such as in the healthcare seating and seating accessories, call center, specialty seating and office panel systems markets, (d) import restrictions and economic conditions in the Company's foreign markets and foreign currency risks associated therewith, (e) increased competition in the Company's existing and future markets, (f) the market's acceptance of products currently being developed by the Company, (g) the Company's ability to maintain relatively low cost labor rates in a period of lower unemployment, (h) the Company's ability to source a sufficient volume of acceptable raw materials at current prices, (i) increased product warranty service costs if warranty claims increase as a result of the Company's new product introductions or acquisitions or for any other reason,
(j) the Company's ability to refine and enhance the quality and productivity of its manufacturing process and build its new manufacturing facility on a cost effective and timely basis, (k) the Company's ability to manufacture and market at current margins high quality, high performance products at competitive prices, and (l) the Company's ability to locate and consummate acquisitions of complementary product lines or companies on terms acceptable to the Company and integrate such acquisitions into the Company's operations.

In light of the significant uncertainties inherent in forward-looking statements, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives, plans or expectations of the Company will be achieved. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal years ended March 31, 2000, 1999 and 1998 and the balance sheet data at March 31, 2000 and 1999 are derived from, and should be read in conjunction with the audited Financial Statements included in this Annual Report to Shareholders. The statement of income data set forth below with respect to the fiscal year ended March 31, 1997 and 1996 and the balance sheet data at March 31, 1998, 1997 and 1996 are derived from audited financial statements not included in this Annual Report to Shareholders.

STATEMENT OF INCOME DATA

------------------------------------------------------------------------------
Year Ended March 31,             2000      1999      1998      1997      1996
------------------------------------------------------------------------------
                                         (in thousands, except per share data)
Net sales                      $47,496   $29,468   $25,337   $18,680   $15,383
Cost of products sold           29,127    18,122    15,988    10,921     9,125
------------------------------------------------------------------------------
Gross profit                    18,369    11,346     9,349     7,759     6,258
Expenses:
   Selling                       7,786     4,234     3,782     2,969     2,194
   General and administrative    2,972     1,333       843       865       835
   Research and development        824       549       488       375       511
------------------------------------------------------------------------------
Income from operations           6,787     5,230     4,236     3,550     2,718
Interest and other, net            664       874       707       339       219
------------------------------------------------------------------------------
Income before provision for
   income taxes                  7,451     6,104     4,943     3,889     2,937
Provision for income taxes       2,751     2,174     1,754     1,404     1,009
------------------------------------------------------------------------------
Net income                      $4,700    $3,930    $3,189    $2,485    $1,928
==============================================================================
Basic earnings per share*        $0.98     $0.81     $0.66     $0.53     $0.42
==============================================================================
Weighted average common shares
   outstanding basic*        4,812,610 4,868,375 4,841,775 4,680,649 4,628,701
==============================================================================
Diluted earnings per share*      $0.92     $0.78     $0.63     $0.51     $0.40
==============================================================================
Weighted average common and
   common equivalent shares
   diluted*                  5,120,247 5,037,680 5,084,180 4,919,002 4,852,590
==============================================================================

* Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.

BALANCE SHEET DATA

------------------------------------------------------------------------------
March 31,                        2000      1999      1998      1997      1996
------------------------------------------------------------------------------
                                                                (in thousands)
Total assets                   $29,432   $23,463   $18,556   $14,264   $11,321
Working capital                 13,574    14,374    12,895     9,454     8,918
Current portion of long term
   debt                           --          45      --        --        --
Long term debt less current
   portion                        --          97      --        --        --
Stockholders' equity            24,385    19,918    16,819    12,933    10,231

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Mity-Lite, Inc.

We have audited the accompanying consolidated balance sheets of Mity-Lite, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of Mity-Lite's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of DO Group, Inc., Mity-Lite's investment in which is accounted for by use of the equity method. Mity-Lite's equity of $1,672,000 $1,483,000 and $1,108,000 in the DO Group's net assets at March 31, 2000, March 31, 1999 and March 31, 1998, and of $368,000,
$480,000 and $340,000 in that company's net income for the respective years then ended are included in the accompanying financial statements. The financial statements of DO Group, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mity-Lite, Inc. and subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Salt Lake City, Utah
May 12, 2000

CONSOLIDATED FINANCIAL STATEMENTS

MITY-LITE, INC.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------
March 31,                                            2000             1999
--------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                      $6,141,000       $8,029,000
Available for sale securities                        --          3,899,000
Accounts receivable, less allowances of
   $1,179,000 at March 31, 2000 and
   $395,000 at March 31, 1999                   9,393,000        3,596,000
Inventories                                     1,410,000        1,544,000
Prepaid expenses and other current assets       1,152,000          233,000
Deferred income tax assets                        234,000          250,000
--------------------------------------------------------------------------
Total current assets                           18,330,000       17,551,000
Property and equipment, net                     4,169,000        2,155,000
Investment in affiliate                         1,672,000        1,483,000
Note receivable from affiliate                  2,127,000        1,066,000
Intangible assets, net                          3,134,000        1,208,000
--------------------------------------------------------------------------
                                              $29,432,000      $23,463,000
==========================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank line of credit                              $319,000         $286,000
Accounts payable                                2,227,000        1,569,000
Accrued expenses                                2,210,000        1,277,000
Current portion -- long term debt                    --             45,000
--------------------------------------------------------------------------
Total current liabilities                       4,756,000        3,177,000
Deferred income tax liabilities                   291,000          271,000
Long term debt                                       --             97,000
--------------------------------------------------------------------------
Total liabilities                               5,047,000        3,545,000
COMMITMENTS AND CONTINGENCIES (NOTE 11)              --               --
Stockholders' equity:
Preferred stock, par value $.10 per share;
  authorized 3,000,000 shares; no shares
  issued and outstanding                             --               --
Common stock, par value $.01 per share;
  authorized 10,000,000 shares; issued and
  outstanding 4,823,582 shares at March 31,
  2000 and 4,834,725 shares* at March 31, 1999     48,000           48,000
Additional paid-in capital                      8,015,000        7,806,000
Retained earnings                              16,187,000       12,009,000
Accumulated other comprehensive income            135,000           55,000
--------------------------------------------------------------------------
Total stockholders' equity                     24,385,000       19,918,000
--------------------------------------------------------------------------
                                              $29,432,000      $23,463,000
==========================================================================
* Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.
              See accompanying notes to financial statements

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------
Year Ended March 31,                   2000          1999          1998
-----------------------------------------------------------------------
Net sales                       $47,496,000   $29,468,000   $25,337,000
Cost of products sold            29,127,000    18,122,000    15,988,000
-----------------------------------------------------------------------
Gross profit                     18,369,000    11,346,000     9,349,000
Selling                           7,786,000     4,234,000     3,782,000
General and administrative        2,972,000     1,333,000       843,000
Research and development            824,000       549,000       488,000
-----------------------------------------------------------------------
Total operating expenses         11,582,000     6,116,000     5,113,000
-----------------------------------------------------------------------
Income from operations            6,787,000     5,230,000     4,236,000
Other income (expense):
Interest expense                    (30,000)      (10,000)         --
Investment income                   342,000       442,000       375,000
Equity in income of affiliate       368,000       480,000       340,000
Other                               (16,000)      (38,000)       (8,000)
-----------------------------------------------------------------------
Total other income, net             664,000       874,000       707,000
-----------------------------------------------------------------------
Income before provision for
  income taxes                    7,451,000     6,104,000     4,943,000
Provision for income taxes        2,751,000     2,174,000     1,754,000
-----------------------------------------------------------------------
Net income                       $4,700,000    $3,930,000    $3,189,000
=======================================================================
Basic earnings per share*             $0.98         $0.81         $0.66
=======================================================================
Weighted average number of
  common shares basic*            4,812,610     4,868,375     4,841,775
=======================================================================
Diluted earnings per share*           $0.92         $0.78         $0.63
=======================================================================
Weighted average number of common
  and common equivalent shares
  diluted*                        5,120,247     5,037,680     5,084,180
=======================================================================

*Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.
              See accompanying notes to financial statements

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY*

                                                                           Accumulated
                                  Common    Additional                           Other            Total
                                   Stock       Paid-In       Retained    Comprehensive    Stockholders'
                               Par Value       Capital       Earnings           Income           Equity
-------------------------------------------------------------------------------------------------------
Balance at April 1, 1997        $48,000     $6,936,000     $5,949,000                0      $12,933,000

Comprehensive income:
  Net income                                                3,189,000
  Unrealized gains on
    available- for-sale
    securities                                                   --
  Foreign currency
    translation                                                  --
                                                                                             ----------
Total comprehensive income                                                                    3,189,000
Issuance of 151,107 shares
  of common stock from the
  exercise of options             1,000        383,000                                          384,000
Issuance of 6,228 shares
  of common stock to the
  Company's 401(k) plan                         50,000                                           50,000
Purchase and retirement of
  8,496 shares of common
  stock                                        (30,000)       (73,000)                         (103,000)
Tax benefit of employee
  stock options                                366,000                                          366,000
-------------------------------------------------------------------------------------------------------
Balance at March 31, 1998        49,000      7,705,000      9,065,000                0       16,819,000

Comprehensive income:
  Net income                                                3,930,000
  Unrealized gains on
    available-for-sale
    securities                                                                  $5,000
  Foreign currency
    translation                                                                 50,000
                                                                                             ----------
Total comprehensive income                                                                    3,985,000
Issuance of 48,661 shares
  of common stock from the
  exercise of options                          144,000                                          144,000
Issuance of 6,060 shares
  of common stock to the
  Company's 401(k) plan                         58,000                                           58,000
Purchase and retirement of
  110,874 shares of common
  stock                          (1,000)      (177,000)      (986,000)                       (1,164,000)
Tax benefit of employee
  stock options                                 76,000                                           76,000
-------------------------------------------------------------------------------------------------------
Balance at March 31, 1999        48,000      7,806,000     12,009,000           55,000       19,918,000

Comprehensive income:
  Net income                                                4,700,000
  Unrealized loss on
    available-for-sale
    securities                                                                  (5,000)
  Foreign currency
    translation                                                                 85,000
                                                                                             ----------
Total comprehensive income                                                                    4,780,000
Issuance of 25,450 shares
  of common stock from the
  exercise of options                          128,000                                          128,000
Issuance of 12,198 shares
  of common stock to the
  Company's 401(k) plan                        119,000                                          119,000
Purchase and retirement of
  48,750 shares of common
  stock                                        (79,000)      (522,000)                         (601,000)
Tax benefit of employee
  stock options                                 41,000                                           41,000
-------------------------------------------------------------------------------------------------------
Balance at March 31, 2000       $48,000     $8,015,000    $16,187,000         $135,000      $24,385,000
=======================================================================================================

* Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.
              See accompanying notes to financial statements

MITY-LITE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------
Year Ended March 31,                       2000          1999          1998
---------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                           $4,700,000    $3,930,000    $3,189,000
Adjustments to reconcile net
  income to net cash provided
  by operating activities:

    Depreciation and amortization       914,000       624,000       492,000
    Deferred tax expense                 36,000         9,000        34,000
    Equity in income of affiliate      (368,000)     (480,000)     (340,000)
    Loss (Gain) on disposal of
      property and equipment             (1,000)       30,000         8,000
    Tax benefit from exercise of
      stock options                      41,000        76,000       366,000

    Changes in assets and liabilities
     (net of effects from purchase of
     Broda and CenterCore):
     Accounts receivable             (2,998,000)     (322,000)     (390,000)
     Inventories                        (75,000)      146,000      (260,000)
     Prepaid expenses and other
       current assets                  (726,000)      (28,000)     (236,000)
     Accounts payable                   536,000       247,000       311,000
     Accrued expenses                   155,000       665,000        11,000
---------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES                          2,214,000     4,897,000     3,185,000

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of available-for-sale
  securities                         (3,057,000)   (3,429,000)   (2,660,000)
Sales of available-for-sale
  securities                          6,950,000       743,000     1,453,000
Proceeds from sale of property and
  equipment                             295,000        26,000          --
Purchases of property and equipment  (2,690,000)     (631,000)     (783,000)
Note receivable from affiliate          199,000       (66,000)         --
Cash received from affiliate            179,000       105,000        94,000
Increase in acquisition advances       (158,000)         --            --
Purchase of Broda Enterprises (net of
  cash acquired)                           --      (2,011,000)         --
Purchase of CenterCore (net of cash
 acquired)                           (5,342,000)         --
---------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES(3,624,000)   (5,263,000)   (1,896,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net proceeds from exercise of stock
  options                               247,000       202,000       434,000
Purchase and retirement of common
  stock                                (601,000)   (1,164,000)     (103,000)
Increase in bank line of credit          21,000       107,000          --
Decrease in long term debt             (146,000)      (19,000)          -
---------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                 (479,000)     (874,000)      331,000
Effect of exchange rate changes on
  cash                                    1,000         3,000          --
---------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                   (1,888,000)   (1,237,000)    1,620,000
Cash and cash equivalents at
  beginning of year                   8,029,000     9,266,000     7,646,000
---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR                               $6,141,000    $8,029,000    $9,266,000
===========================================================================
              See accompanying notes to financial statements

MITY-LITE, INC.
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
                                           2000          1999          1998
---------------------------------------------------------------------------
Cash paid during the year for
  income taxes                       $2,770,000    $1,994,000    $1,594,000
Cash paid for interest on long term
  debt                                   $1,000        $5,000          --


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

CENTERCORE ACQUISITION:
In April of 1999, the Company acquired certain assets and obligations of The CenterCore Group, Inc. for $5,342,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired                  $3,767,000
Cost in excess of fair value of assets          2,063,000
Cash paid for the assets                       (5,342,000)
                                               ----------
Liabilities assumed                              $488,000
                                               ==========
BRODA ACQUISITION:
In November of 1998, the Company purchased all of the capital stock of Broda Enterprises for $2,099,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired                  $1,830,000
Cost in excess of fair value of assets          1,162,000
Cash paid for the capital stock                (2,099,000)
                                               ----------
Liabilities assumed                              $893,000
                                               ==========
              See accompanying notes to financial statements

MITY-LITE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mity-Lite, Inc. (the "Company") designs and manufactures institutional furniture and healthcare seating and markets these products in niche markets. In addition, the Company continues to pursue acquisitions of product lines or companies that will be complementary to the Company's businesses. The Company markets its products throughout the United States, Canada and in certain foreign countries.

INVESTMENT IN UNCONSOLIDATED AFFILIATE
The Company's investment in unconsolidated affiliate is accounted for using the equity method (see Note 4. Investment in and Note Receivable from Affiliate).

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Company include the accounts of Mity-Lite, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments which have a term maturity not greater than three months.

AVAILABLE-FOR-SALE SECURITIES
Debt securities, which consist of municipal bonds, corporate bonds and government agency securities, are classified as available-for-sale. When the fair value of available-for-sale securities differs from the amortized cost, the resulting gain or loss is recorded as a component of comprehensive income. The amortization of premiums and discounts on debt securities in this category are included in investment income and reflected in the amortized cost of the debt securities. The cost of securities sold during the period is based on the specific identification method. Interest on securities in this category are included in investment income.

At March 31, 2000, the company did not own any available-for-sale securities.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the notes receivable from affiliate approximates their book value at March 31, 2000 and 1999. The fair value of available-for-sale securities exceeds cost by $5,000 as of March 31, 1999. The Company did not own any available-for-sale securities at March 31, 2000. The fair value of long term debt approximates cost as of March 31, 1999. The Company had no long term debt as of March 31, 2000.

INCOME TAXES (SEE NOTE 10. INCOME TAXES)
Mity-Lite uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

STOCK BASED COMPENSATION
Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation" requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Since Mity-Lite has decided to continue applying Accounting Principles Board (APB) Statement No. 25 (as permitted by SFAS No.
123), the appropriate required disclosure of the effects of SFAS No. 123 are included in Note 8.

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

LONG-LIVED ASSETS
In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of long term assets based on current and anticipated undiscounted cash flows and recognizes impairment when such cash flows will be less than the carrying values. During the years ended March 31, 2000 and 1999, there were no impairments.

INTANGIBLE ASSETS
Intangible assets represent goodwill and patents. Goodwill that arose on the CenterCore and Broda acquisitions is amortized on a straight line basis over a twenty year period. Patents are amortized over three years using a straight line basis. Intangible assets are reviewed by management and are evaluated based on expected future cash flows.

COMPREHENSIVE INCOME
The Company adopted SFAS 130, "Reporting Comprehensive Income," effective April 1, 1998, the beginning of its 1999 fiscal year. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The Company's comprehensive income consists of foreign currency adjustments and unrealized holding gains and losses on available-for-sale securities. For the year ended March 31, 2000, comprehensive income exceeded net income by $80,000. Of this amount, $5,000 was related to a holding loss on available for sale securities and $85,000 was related to foreign currency adjustments. For the year ended March 31, 1999, comprehensive income exceeded net income by $55,000. Of this amount, $5,000 was related to a holding gain on available-for-sale securities, and $50,000 was related to foreign currency adjustments. For the year ended March 31, 1998 comprehensive income approximated net income.

RECLASSIFICATIONS
Certain reclassifications have been made to 1999 and 1998 balances to be consistent with the 2000 presentation.


2. INVENTORIES

Inventories consisted of the following:

-------------------------------------------------------------------
March 31,                                    2000              1999
-------------------------------------------------------------------
Materials and supplies                   $866,000        $1,071,000
Work-in-progress                          170,000           155,000
Finished goods                            374,000           318,000
-------------------------------------------------------------------
                                       $1,410,000        $1,544,000
===================================================================


3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

-------------------------------------------------------------------
March 31,                                    2000              1999
-------------------------------------------------------------------
Equipment                              $3,396,000        $2,361,000
Furniture and fixtures                  1,514,000         1,383,000
Leasehold improvements                    677,000           657,000
Construction work-in-progress             450,000              --
Land and improvements                   1,041,000              -
-------------------------------------------------------------------
                                        7,078,000         4,401,000
-------------------------------------------------------------------
Less accumulated depreciation and
  amortization                         (2,909,000)       (2,246,000)
-------------------------------------------------------------------
                                       $4,169,000        $2,155,000
===================================================================

4. INVESTMENT IN AND NOTE RECEIVABLE FROM AFFILIATE

On March 31, 1997, the Company completed the acquisition of a 49.9 percent equity interest in DO Group, Inc., a privately-held manufacturer of office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore(TM) and DO3(TM) trade names and has manufacturing facilities in Elkhart, Indiana and Marked Tree, Arkansas. Relevant financial information is summarized below:

------------------------------------------------------------------------
Year ended March 31,              2000             1999             1998
------------------------------------------------------------------------
Net sales                  $18,045,000      $15,139,000      $12,145,000
Net income                     508,000        1,923,000        1,203,000
Total assets                11,788,000        7,998,000        7,477,000
Total liabilities            9,070,000        5,789,000        7,088,000
Mity-Lite's share of DO
  Group's net assets         1,356,000        1,102,000          194,000

Included in DO Group's net sales for the year ended March 31, 2000 are $5,325,000 in inter-company sales to CenterCore, a wholly owned subsidiary of Mity-Lite.

Mity-Lite purchased its 49.9 percent equity interest for $750,000 in cash and the payment of certain closing and due diligence costs totaling $118,000.

Mity-Lite utilizes the equity method of accounting for its investment. Under the equity method, Mity-Lite recognizes its proportionate share of the earnings or losses of DO Group as incurred. For the year ended March 31, 2000, 1999 and 1998, DO Group contributed $368,000, $480,000 and $340,000 respectively to Mity-Lite's pretax profit. Mity-Lite's management estimates that the difference between Mity-Lite's investment and its share of the underlying equity in DO Group's net assets is approximately $519,000. Various components of this amount are being amortized over periods ranging from five to thirty years.

As part of the acquisition, Mity-Lite loaned $1,000,000 in a senior subordinated note to a wholly owned subsidiary of DO Group. The outstanding balance of the note has increased to $1,052,000 and is included in note receivable from affiliate. The note, which is subordinated to a financial institution's interest, is secured by inventories, receivables, machinery and equipment, furniture and fixtures, real property, and all other assets of DO Group. The note matures on April 30, 2000 and bears interest at 10 percent payable quarterly. The Company believes the interest rate approximates the market rate of interest for similar debt instruments negotiated at arms length. Because of the continuing expected positive net income and cash flows of DO Group, management believes the investment in DO Group will be recoverable and the note receivable will be collectible.


5. RECENT ACQUISITIONS

Effective November 1, 1998, the Company acquired 100 percent of the outstanding stock of Broda Enterprises Inc., a privately-owned designer, manufacturer and marketer of healthcare seating and seating accessories, based in Waterloo, Ontario, Canada. The transaction was treated for accounting purposes as a purchase and accordingly, the Company has included the operating results operations of Broda in the financial statements from November 1, 1998.

In conjunction with this acquisition, the Company paid $2,099,000 in cash with $130,000 being held in escrow for one year to offset the effect of any breaches of representations, warranties or covenants made by the sellers. The acquisition resulted in goodwill of $1,162,000 which is being amortized over a twenty year period using the straight line method.

On April 9, 1999, the Company acquired certain assets and obligations of The CenterCore Group, Inc. ("CenterCore"), a private ly-owned designer, manufacturer and marketer of call center furniture.

Two wholly owned subsidiaries of Mity-Lite completed the transactions. C Core, Inc., a Utah corporation, purchased the accounts receivable, inventory, machinery and equipment, intellectual property and certain other assets of The CenterCore Group, Inc. for an estimated $5.3 million. The final purchase price is still being determined and will be based on final asset values at closing. C Core will continue to design and market call center furniture under the CenterCore name. Product manufacturing has been transitioned to DO Group, Inc., a 49.9 percent owned affiliate of the Company. C Core purchases the finished goods from DO Group, Inc. at an agreed upon percentage in excess of cost at the time of shipment to the customer. Included in the Company's prepaid expenses and other current assets are $854,000 in advances related to the CenterCore acquisition.

BOCCC, Inc., also a Utah corporation and wholly owned subsidiary of the Company, purchased the outstanding subordinated debt obligations of CenterCore for $500,000. The outstanding subordinated debt obligations of CenterCore totaled approximately $2,000,000 million at closing. Cash from the Company's general working capital was used to fund the purchases.

The preliminary allocation of the purchase price resulted in approximately $2,063,000 of goodwill. The actual amount of goodwill recorded will vary based on the final purchase price allocation resulting from preacquisition contingencies related principally to post-closing purchase price adjustments which may result from the final determination of asset values and from any breaches of the sellers' representations, warranties or covenants.

The unaudited pro forma results of operations of the Company for the year ended March 31, 2000, 1999 and 1998 (assuming the acquisition of Broda and CenterCore had occurred as of April 1, 1997) are as follows:

------------------------------------------------------------------------
Fiscal Year Ended March 31,       2000             1999             1998
(unaudited)
------------------------------------------------------------------------
Net sales                  $47,497,000      $54,916,000      $56,418,000
Net income                   4,681,000        3,416,000        1,432,000
Basic earnings per share          0.97             0.70             0.30
Diluted earnings per share        0.91             0.68             0.28


6. DEBT

The Company's wholly owned subsidiary, Broda Enterprises has a line of credit, bearing interest at Canadian prime plus 1.00 percent (7.00 percent at March 31, 2000) which is secured by a General Security Agreement, an assignment of insurance and guarantees by Mity-Lite. The limit on this loan is $364,000. As at March 31, 2000, $319,000 of the line was outstanding.

7. ACCRUED EXPENSES

Accrued expenses consisted of the following:

-------------------------------------------------------------------
March 31,                                    2000              1999
-------------------------------------------------------------------
Accrued payroll and payroll taxes      $1,521,000          $957,000
Accrued warranty                          270,000           210,000
Other                                     419,000           110,000
-------------------------------------------------------------------
                                       $2,210,000        $1,277,000
===================================================================


8. COMMON STOCK OPTIONS

At March 31, 2000, the Company has two stock incentive plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). Mity-Lite authorized and reserved 750,000 shares of common stock for issuance under each of the plans for a total of 1,500,000 shares. The purchase price for the shares under the Plans is equal to the fair value of the common stock at the date the options are granted as determined by the closing price listed on The Nasdaq(TM) Stock Market except for shareholders holding more than ten percent of the outstanding stock, whose options are issued at a ten percent premium to the then current market value. A table of stock option activity is shown below:

                                        Number       Weighted Average
                                    of Options         Exercise Price
---------------------------------------------------------------------
Outstanding at April 1, 1997           636,885                $  5.63
Granted                                103,500                  10.09
Exercised                             (151,107)                  2.56
Forfeited                              (11,587)                  7.49
---------------------------------------------------------------------
Outstanding at March 31, 1998          577,691                   7.19
Granted                                210,975                  10.45
Exercised                              (48,662)                  2.95
Forfeited                              (29,151)                 11.24
---------------------------------------------------------------------
Outstanding at March 31, 1999          710,853                  $8.28
Granted                                 51,653                  14.91
Exercised                              (25,450)                  5.35
Forfeited                              (10,150)                  9.74
---------------------------------------------------------------------
Outstanding at March 31, 2000          726,906                $  8.84
=====================================================================

Options exercisable at March 31, 2000, 1999 and 1998 were 269,423, 207,534, and 185,926, respectively. Options vest over a one- to four- year period.

The following table summarizes the combined information from the 1990 and 1997 Plans' options outstanding at March 31, 2000:

                                      OPTIONS OUTSTANDING  OPTIONS EXERCISABLE
                               --------------------------  -------------------
                               Weighted Average  Weighted             Weighted
       Range of       Number          Remaining   Average     Number   Average
Exercise Prices  Outstanding        Contractual  Exercise   Exercis-  Exercise
                                Life (in years)     Price       able     Price
------------------------------------------------------------------------------
 $1.82 - $ 2.33       79,001               4.06    $ 2.07     79,001    $ 2.07
  4.08 -   5.75       67,400               5.34      4.86     67,400      4.86
  6.08 -   7.75       45,426               3.65      6.74     39,424      6.59
  9.50 -  11.83      483,429               5.58     10.05     83,598     10.35
 12.96 -  13.08        9,750               9.50     12.98        -         --
 15.13 -  15.50       41,900              10.01     15.37        -          -
------------------------------------------------------------------------------
 $1.82 - $15.50      726,906               5.58    $ 8.84    269,423    $ 6.00
==============================================================================

Mity-Lite applied APB Opinion 25 and related Interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost of Mity-Lite's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, Mity-Lite's net income and earnings per share would have changed to the pro forma amounts indicated below:

------------------------------------------------------------------------
Year ended March 31,              2000             1999             1998
------------------------------------------------------------------------
Net income:
As reported                 $4,700,000       $3,930,000       $3,189,000
Pro forma                   $4,413,000        3,675,000        2,992,000
Earnings per share - basic:
As reported                      $0.98            $0.81            $0.66
Pro forma                        $0.91            $0.76            $0.62
Earnings per share - diluted:
As reported                      $0.92            $0.78            $0.63
Pro forma                        $0.86            $0.73            $0.59

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: expected volatility of 32 percent, 30 percent, and 30 percent, risk free interest rates of 6.18 percent, 4.87 percent and 5.48 percent, and expected lives of one to four years. Under SFAS No. 123, the weighted average fair value per share of options issued during the years ended March 31, 2000, 1999 and 1998 were $4.37, $4.05, and $3.36, respectively.

9. EMPLOYEE BENEFIT PLANS

In January 1995, the Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the Company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 2000, 1999 and 1998 were $75,000, $42,000, and $39,000, respectively.

In October 1996, the Board of Directors reserved up to 37,500 shares of Mity-Lite common stock to be issued under the provisions of the 401(k) plan. Shares are issued to the plan on a quarterly basis. The number of shares issued to the plan for the years ended March 31, 2000, 1999 and 1998 were 12,198, 6,011, and 6,228 respectively. As of March 31, 2000, 28,340 shares had been issued under the provisions of the plan.


10. INCOME TAXES

Income tax provisions consisted of the following components:

------------------------------------------------------------------------
Year ended March 31,              2000             1999             1998
------------------------------------------------------------------------
Current:
   Federal                  $2,223,000       $1,792,000       $1,495,000
   State                       349,000          289,000          225,000
   Foreign                     143,000           84,000              -
------------------------------------------------------------------------
Total current                2,715,000        2,165,000        1,720,000
------------------------------------------------------------------------
Deferred:
   Federal                      45,000           71,000           31,000
   State                         4,000            7,000            3,000
   Foreign                     (13,000)         (69,000)            --
------------------------------------------------------------------------
Total deferred                  36,000            9,000           34,000
------------------------------------------------------------------------
                            $2,751,000       $2,174,000       $1,754,000
========================================================================

The tax provisions were at effective rates as follows:
------------------------------------------------------------------------
Year ended March 31,              2000             1999             1998
------------------------------------------------------------------------
Federal statutory tax rates      34.0%            34.0%            34.0%
Foreign tax                       0.3              0.2              --
State / provincial income
  taxes, net of federal
  benefit                         3.3              3.3              3.3
Tax exempt interest              (0.4)            (1.6)            (1.6)
Other                            (0.3)            (0.3)            (0.2)
------------------------------------------------------------------------
                                 36.9%            35.6%            35.5%
========================================================================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

----------------------------------------------------------------------------
March 31,                                 2000                  1999
----------------------------------------------------------------------------
                                    Current  Long Term    Current  Long Term
Deferred tax assets:
Allowance for doubtful accounts     $49,000               $61,000
Inventory                             2,000                 2,000
Vacation accrual                     25,000                25,000
Warranty reserve and accrual        158,000               154,000
Other accruals                         --                   8,000
----------------------------------------------------------------------------
Total                               234,000               250,000
Deferred tax liabilities:
Depreciation and amortization                 ($32,000)             ($41,000)
Investment in affiliate                       (259,000)             (230,000)
----------------------------------------------------------------------------
Net deferred tax asset (liability) $234,000  ($291,000)  $250,000  ($271,000)
============================================================================


11. COMMITMENTS

The Company leases its Orem location building facilities from a related party under an operating lease which expires in March 2005 and is renewable at the then current market rates for an additional five years. The agreement requires minimum lease payments of $205,000 per year until expiration. Total rent expense was $208,000, $211,000, and $209,000 for the years ended March 31, 2000, 1999 and 1998, respectively.

The Company leases two buildings in its Waterloo, Ontario, Canada location under an operating lease which expires in July 2000. The Company will then have the option of renewing the lease for two years upon the same terms and conditions for an amount mutually agreed upon. The current agreement requires lease payments of $56,000 for fiscal year 2000 and $18,000 for the first four months of fiscal year 2001. Total rent expense was $56,000 for the year ended March 31, 2000 and 1999. The Company also has other month to month lease agreements.

At March 31, 2000, the Company has committed to purchasing $75,000 in raw materials inventory.


12. BUSINESS SEGMENT INFORMATION

The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective with its 1999 fiscal year beginning April 1, 1998. Management views the Company as being two business segments: institutional furniture and healthcare seating, with the former being the principal business segment. The institutional furniture business segment manufactures and markets lightweight, durable, folding leg tables, stacking chairs, office systems and seating, and other related products. The Company's healthcare seating segment manufactures and markets healthcare chairs and related products. The Company's healthcare seating segment represents all of the Company's foreign-based sales.

Reportable segment data reconciled to the consolidated financial statements for the fiscal year ended March 31, 2000 and 1999 are as follows:

----------------------------------------------------------------------
Fiscal Year Ended March 31,                      2000             1999
----------------------------------------------------------------------
Net sales:
Institutional furniture                   $44,024,000      $28,132,000
Healthcare seating                          3,472,000        1,336,000
----------------------------------------------------------------------
                                          $47,496,000      $29,468,000
======================================================================
Income from operations:
Institutional furniture                   $ 6,280,000      $ 5,173,000
Healthcare seating                            507,000           89,000
----------------------------------------------------------------------
                                          $ 6,787,000      $ 5,262,000
======================================================================
Total assets:
Institutional furniture                   $26,418,000      $20,422,000
Healthcare seating                          3,014,000        3,041,000
----------------------------------------------------------------------
                                          $29,432,000      $23,463,000
======================================================================
Depreciation & amortization expense:
Institutional furniture                   $   746,000      $   555,000
Healthcare seating                            168,000           69,000
----------------------------------------------------------------------
                                          $   914,000      $   624,000
======================================================================
Capital expenditure, net:
Institutional furniture                   $ 2,667,000      $   609,000
Healthcare seating                             23,000           22,000
----------------------------------------------------------------------
                                          $ 2,690,000      $   631,000
======================================================================


13. RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

On July 7, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," an amendment of FASB Statement No. 133 which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," supersedes SFAS No. 80, "Accounting for Future Contracts," SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," and also amends certain aspects of other SFASs previously issued. SFAS No. 133, as amended by SFAS No. 137, is effective for all quarterly and annual financial statements of fiscal years beginning after June 15, 2000. Management does not believe this statement will have a significant impact on the Company.

14. STOCK SPLIT

In August 1999, the Company's board of directors approved a 3-for-2 stock split to be effected as a stock dividend. One additional share of common stock was distributed on September 23, 1999 for every two shares held by stockholders of record as of September 9, 1999. Fractional shares created as a result of the stock split were paid in cash based upon the average of the bid and ask price per share at the close of trading on September 9, 1999. The effect of the stock split has been retroactively reflected in all common shares and per share amounts in the financial statements and notes as if the stock split had occurred prior to fiscal 1998.


15. SUBSEQUENT EVENTS

On April 1, 2000, Mity-Lite acquired the remaining 50.1 percent interest in the DO Group, Inc., a privately-held manufacturer of office seating and office panel systems headquartered in Elkhart, Indiana. DO Group markets its products under the Domore, DO3, JG and Corel trade names.

Mity-Lite exchanged approximately $2.2 million cash and 41,000 shares of Mity-Lite common stock for the remaining 50.1 percent of DO Group stock from the DO Group shareholders. In addition, Mity-Lite assumed approximately $1.0 million in long term debt and another $2.5 million in a revolving credit line. The acquisition will be treated for accounting purposes as a step purchase. DO Group, Inc. has become a wholly owned subsidiary of Mity-Lite, Inc. Cash from the Company's general working capital was used to fund the purchase.

In conjunction with the DO Group acquisition, the Company merged C Core, Inc. with DO Group, Inc. The new subsidiary will retain the DO Group, Inc. name. Both DO Group and C Core produce office systems in a shared manufacturing facility in Marked Tree, Arkansas.

On April 1, 2000, the Company also created a new corporation called MLI Acquisition, Inc. With the exception of cash, real property, certain deferred tax obligations, and investments in and notes receivable from subsidiaries, all of the assets and liabilities of Mity-Lite, Inc. were transferred to MLI Acquisition, Inc. MLI Acquisition, Inc. has become the operating company for the multipurpose furniture operations and is a wholly owned subsidiary of the Company.